CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

03 MAR 14 AM 7:21

82-4507

3 March 2003

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

03007804

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

PROCESSED
APR 10 2003
THOMSON FINANCIAL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 February 2003 till 28 February 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

dlw 4/7

cc VP Tan Wah Nam
VP Lim Mei Yi

s/sec/adr/adrltr-feb03.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Preliminary final report for year ending 31 December 2002"	5 February 2003	For Public Relations Purposes
CapitaLand Limited 2002 full year financial statement and dividend announcement	6 February 2003	SESTL Listing Manual
CapitaLand turns around with S$290.2 million net profit	6 January 2003	For Public Relations Purposes
Presentation slides for briefing on full year 2002 results	6 February 2003	For Public Relations Purposes
Asset Valuations	6 February 2003	SESTL Listing Manual
Change of Directors	11 February 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Change of Audit Committee members"	11 February 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Clarifications to newspaper articles & newswire"	14 February 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Appointment of Alternate Director"	20 February 2003	For Public Relations Purposes
Shanghai Bai Ting Consultant Co., Ltd – Dormant company under members' voluntary liquidation	21 February 2003	SESTL Listing Manual
Notification pursuant to Rule 704(11) of the SGX Listing Manual	26 February 2003	SESTL Listing Manual
Kee Teck Koon takes over as CEO for CapitaLand's Commercial and Financial business units	27 February 2003	For Public Relations Purposes
Announcement of appointment of Chief Executive Officer of CapitaLand Commercial Limited and CapitaLand Financial Limited – subsidiaries of CapitaLand Limited	27 February 2003	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcements and News Release by CapitaLand subsidiary, The Ascott Group Limited – "Appointment and resignation of Managing Director and Chief Executive Officer", "Appointment of Mr. Cameron Ong as Deputy Chief Executive Officer (Operations)" and "Eugene Lai takes over from Kee Teck Koon as CEO of The Ascott Group"	27 February 2003	For Public Relations Purposes
Divestment of Stake in Premier Health Corporation (M) Sdn Bhd	28 February 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Change of Company Secretary"	28 February 2003	For Public Relations Purposes

/s/sec/adr/adr(82-4507)-Feb 2003.doc
3 Mar 2003

MASNET No. 1 OF 05.02.2003
Announcement No. 1

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED - "PRELIMINARY FINAL REPORT FOR YEAR ENDING 31 DECEMBER 2002"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), had on 4 February 2003 announced its preliminary final report for year ending 31 December 2002.

For details, please refer to the announcement posted by AHL on the SGX website www.sgx.com.sg.

Submitted by Lim Mei Yi, Company Secretary on 05/02/2003 to the SGX

PRELIMINARY FINAL REPORT
FOR YEAR ENDING 31 DECEMBER 2002

AUSTRALAND ACHIEVES SIXTH STRAIGHT YEAR OF PROFIT GROWTH

KEY POINTS

Financial

- Net Profit After Tax increased by 11.1% to $90.4m on gross revenue of $1,157.9m (2001: $1,252.8m). This increase was largely attributable to increased margins achieved by the Land and Housing Division.
- Earnings per share were 16.6 cents compared to 15.9 cents for the previous year. (Notwithstanding the issue of an additional 38,946,631 ordinary shares during the year)
- Dividend maintained at 12 cents per ordinary share for the year with the final dividend of 3 cents per ordinary share (fully franked) to be paid in February 2003.
- Gearing Ratios:
  - Net Interest Bearing Debt to Equity: down to 50.3% from 58.5%
  - External Liabilities to Tangible Assets (Cash Adjusted): down to 51.2% from 58.1%

Operations

- Land & Housing Division's operating profit increased to $79.7m (pre-tax), up 45% from 2001.
- Apartments Division's operating profit decreased by 17% to $26.6m (pre-tax).
- Commercial & Industrial Division's operating profit of $25.0m (pre-tax) was 3% higher than its 2001 result.
- Admitted to S & P ASX200 Index.
- Awarded rights to develop Commonwealth Games village in Melbourne in joint venture.
- Selected as preferred tenderer to develop Interciti project in Sydney in a co-venture with Landcom.
- Revenue not yet brought to account on apartment pre-sales held in respect of wholly-owned projects as at 31 December 2002 was approximately $600m.
- Commercial & Industrial Division has a deal pipeline of 250,000 square metres of industrial space and 53,000 square metres of commercial space.

	SUMMARY		
	2002	2001	% Change
Gross Revenue ($m)	1,157.9	1,252.8	-7.6
Operating Profit before Tax ($m)	131.2	114.9	+14.2
Net Profit after Tax ($m)	90.4	81.4	+11.1
Earnings Per Ordinary Share (cents)	16.6	15.9	+ 4.4
Dividend Per Ordinary Share (cents)	12.0	12.0	-
Return on Shareholders' Funds (%)	11.7	11.9	-1.7
Gearing Ratio (%) – net debt to equity	50.3	58.5	-14.0
External Liabilities to Tangible Assets	51.2	58.1	-11.8
Net Tangible Asset Backing Per Ordinary Share ($)	1.26	1.18	+6.7

Financial Results

The Australand Holdings Limited Group earned an after tax profit of $90.4million for the 12 months ended 31 December 2002 (2001: $81.4million), an increase of 11.1% on the prior year. This increase was primarily attributable to improved margins achieved by the Land and Housing Division. Australand's Commercial and Industrial Division's operating profit before tax rose slightly, despite a reduction in revenue. The Apartments Division's operating profit before tax was lower than expected due to a slight erosion of margins, project delays and a further write-down of the carrying value of the Trennery Mews project.

These results were achieved on gross revenue of $1,157.9million (2001: $1,252.8million). Earnings per share were 16.6 cents compared to 15.9 cents in the previous corresponding period.

Net Tangible Assets per share at 31 December 2002, was $1.26 compared to $1.18 as at 31 December 2001.

The divisional operating profits can be summarised as follows:

2002	Land & Housing $m	Apartments $m	Commercial & Industrial $m	Finance & Unallocated $m	Consolidated Group $m
Revenue	**432.6**	**461.1**	**255.9**	**8.3**	**1,157.9**
Operating profit before tax [1]	**79.7**	**26.6**	**25.0**	**(0.1)**	**131.2**
Income Tax Expense					**(40.8)**
Profit After Tax					**90.4**

2001	Land & Housing $m	Apartments $m	Commercial & Industrial $m	Finance & Unallocated $m	Consolidated Group $m
Revenue	**484.8**	**461.5**	**296.3**	**10.2**	**1,252.8**
Operating profit before tax [1]	**55.1**	**32.0**	**24.2**	**3.6**	**114.9**
Income Tax Expense					**(33.5)**
Profit After Tax					**81.4**

[1] After allocation of corporate overhead & interest.

The effect of the use of Australian Accounting Standards on the interest expense allocations causes a transfer of economic benefit from the Apartments Division to the Land & Housing Division of approximately $7.5 million before tax in 2002.

Dividends

Directors have maintained the dividend payout for the year at 12 cents per ordinary share by declaring a fully franked final dividend of 3 cents per ordinary share. The dividend is payable on Friday 28 February 2003 to holders at the record date of Friday 14 February 2003.

MAJOR FINANCIAL TRANSACTIONS

During the year, the Company took steps to strengthen its balance sheet and initiated a number of transactions, which have facilitated better working capital management.

In February 2002, Australand raised $60 million through the placement of 36,365,000 ordinary shares at $1.65 each. The purpose of the placement was to raise funds to meet the expanding working capital requirements of the Company. The transaction also improved the underlying liquidity for the Company's shares with a number of institutions acquiring Australand's shares for the first time. Australand's largest shareholder did not participate in the placement and diluted its holding from 63% to 58% in the course of assisting the Group to achieve a more diverse shareholder register. Following the success of this placement, all shareholders were invited to participate in a share purchase plan on similar terms to that of the placement, which resulted in a further 989,631 ordinary shares being allotted.

Australand's size, combined with the steady increase in trading volume of the Company's ordinary shares since the placement, led to Australand being included in the S & P ASX 200 Index in December 2002.

Walker Corporation Limited's Unsecured Notes, with a total face value of $53.9 million, matured on 30 June 2002 and were repaid on 1 July 2002.

To maintain its working capital at an appropriate level, following the repayment of the Walker Notes, Australand arranged a two year Unsecured Notes issue. The issue raised $50 million, at an interest rate of 8.47% pa payable 6 monthly in arrears on 31 December and 30 June until maturity on 30 June 2004. Australand has an option to buy back the Notes on 31 December 2003.

These initiatives to improve working capital management assisted in reducing Australand's gearing ratios.

OPERATIONS:

1. Land and Housing

The substantial improvement in profit margins achieved by the Land and Housing Division during the June 2002 half-year was maintained in the December half-year.

For the year ending 31 December 2002, the Division generated revenue of $432.6million from the sale of 2,220 lots and 703 houses. Whilst revenue and sales were below that achieved in 2001, the Division achieved a 45% increase in pre-tax operating profit for the year to $79.7million, due to improved selling prices and a tighter control over costs, across the Division's business units.

Although year on year revenue comparisons between 2001 and 2002 reveal a 10.7% downturn, the Division's pre-tax profit margin increased from 11.4%, during 2001, to 18.4% for the 12 months to December 2002. While margins may not be able to be sustained at the absolute level achieved during 2002, no significant decline in margins is likely to be experienced by the Land & Housing Division, on a project by project basis, during 2003.

A co-venture entity was formed with the Commonwealth Bank's Colonial First State Opportunistic Property Fund to develop the Lidcombe (Sydney) and Point Cook (Melbourne) sites acquired in 2001. The Lidcombe project will yield approximately 750 residences over 5 years, with a completed value in excess of $470 million. The Point Cook project involves the development of approximately 1,588 residential lots with a completed value in excess of $180 million. Australand is entitled to 50% of the profit delivered by both projects, as well as project management fees.

The continued shortage of suitable zoned and serviceable land for development in Sydney at acceptable prices affected the performance of the New South Wales business unit, and led Australand to maintain its focus on acquiring new sites for development in Melbourne and, to a lesser extent, in South-East Queensland.

However, the New South Wales business unit was successful in being selected as the preferred developer of a 25ha site in joint venture with Landcom at the Greenway Park Estate in the Sydney suburb of West Hoxton, which will have a trading life of 3 years commencing in 2004. Australand also acquired further land for development adjacent to its existing project in Belrose which will extend the trading life of this project to 2005.

These acquisitions together with existing projects and the joint venture development of the old Lidcombe Hospital site will underpin the New South Wales business unit's profitability in the medium term.

Australand's Melbourne and Queensland business units achieved higher results than anticipated due to continued strong demand for stages released in its developments such as "Watervale" ($39.5m), "Beaumont Waters" ($21.6m) and "Botanica Park" ($16.3m) in Melbourne and "Waterbury Park" ($19.3m) and "Montclair" ($17.1m) in Queensland. The medium term profitability of these two business units will continue to be underpinned by the increased number of sites acquired in these regions, over the past 18 months. Australand was also appointed as the preferred developer of the Athletes Village for the 2006 Commonwealth Games to be held in Melbourne.

The Division's Perth operations performed in line with Management's expectations in 2002, with the assistance of a small improvement in margins.

Wholly owned development sites with a total value of $73.7million were acquired during 2002 and should commence generating reportable profit in 2004. The outlook for the Division remains positive, given a continuation of stable economic conditions.

The projected future yields and sales revenue from Australand's land and housing projects can be summarised as follows:

			FUTURE YIELD (NO)		FUTURE REVENUE $m		
BUSINESS		NO OF PROJECTS	LAND	HOUSING	LAND	HOUSING	TRADING LIFE
Sydney	Wholly owned	18	23	964	12.1	508.0	Up to 5 years
	Joint Venture	3	1,578	703	353.7	385.2	
Melbourne	Wholly owned	26	2,574	938	266.0	328.2	Up to 7 years
	Joint Venture	4	4,352	70	498.0	19.9	
South-East Queensland	Wholly owned	15	495	647	65.0	218.7	2 - 3 years
	Joint Venture	2	427		49.2	-	
Perth	Wholly owned	12	2,235	204	368.2	48.8	Up to 6 years

2. **Apartments Division**

The Apartments Division generated a pre-tax operating profit of $26.6 million from revenue of $461.1 million. 100% of the revenue and profit was brought to account in respect of 232 apartments in respect of which construction was complete. Part of the revenue and profit attributable to 1,021 apartments, which were under construction at balance date, was also brought to account during the period under Australand's revised accounting policy in relation to the recognition of revenue and profit on the progressive construction of apartment projects.

Australand revised its accounting policy for Apartments revenue and profit recognition effective 1 January 2002. Under this policy the construction progress threshold from which profit from pre-sales can be recognised, has been changed from 85% to 50%. The change in accounting policy resulted in Australand recognising pre-tax profit with an aggregate value of $12.7 million, during the December half-year, which otherwise would have been brought to account in early 2003. Construction progress on a number of these projects reached the former 85% threshold by the end of January 2003 and approximately 60% of the incremental profit attributable to the change in accounting policy was generated by these developments.

In June 2002, the Company initiated its first major securitisation transaction through the transfer of a significant portion of the pre-sales and risks associated with its Quadrant apartments project in Sydney. Australand assigned its interest in residential apartment pre-sales with a completed value of $123 million to bond holders who will fund the construction phase of the project. Further pre-sales of approximately $50 million will be progressively assigned to the securitisation vehicle during the project's construction life.

The utilisation of securitisation arrangements for Apartment projects in 2002 gave rise to the establishment of a new accounting policy for these projects. Because of the additional due diligence surrounding securitised projects, revenues and profits are capable of being reliably measured upon commencement of construction. On that basis, sales and profits attributed to securitised projects are brought to account in line

with development progress, after construction commences. A pre-tax profit of $7.3 million was brought to account in respect of the Quadrant project reflecting the substantial transfer of delivery risk to financially secure third parties and construction work in progress reaching the 30% level.

In December, Australand transferred pre-sales with an aggregate value of $105 million achieved in respect of its Bullecourt Place project in Pyrmont to a securitisation entity. No profit was brought to account in respect of this transaction prior to year end and profit will be emerged over the construction life of this project.

Construction and approval delays together with an additional write-down of the carrying value of the Trenerry Mews project, eroded the profit contribution of the Melbourne business unit. Nevertheless, other Company projects generated strong pre-sales during 2002 and a substantial improvement in the profitability of the Melbourne business unit is expected during 2003.

Apartments with an aggregate value of $146 million have been pre-sold in respect of the first Freshwater residential tower. This has allowed the Company to let a contract under which completion of construction will occur by late 2005. It is anticipated that most of the remaining apartments in the project will have been sold by the end of 2005.

Although the Sydney business unit's profit emergence was constrained by lower stock and construction delays, the Group generated substantial pre-sales in respect of its projects at St Leonards, Pyrmont, Broadway, Balmain and Alexandria.

The Queensland business unit had a record year and generated revenue and profit substantially higher than management's expectations. The Group has been able to progressively replace the South-East Queensland's projects that it completed during 2002 and expects to be able to sustain the business unit's current level of profitability.

In December 2002, Australand was selected as the preferred developer for a co-venture with Landcom of the Interciti project in the southern Sydney suburb of Arncliffe. The project, which will yield 1,300 residential units, 25,000m^2 of commercial space plus 11,400m^2 of retail space, will be developed in stages in line with market demand. Profit is expected to emerge progressively from the end of 2005 to 2010.

Australand currently holds approximately $600 million in pre-sales in respect of its wholly-owned projects, for which no revenue was recognised as at 31 December 2002, which will underpin the Division's profitability during the next three years. The total value of pre-sales held in respect of 3 Sydney joint venture apartment projects as at 31 December 2002 was also in excess of $50 million. The level of pre-sales already held, together with an improvement in profit margins, should enable the Apartments Division to generate a divisional profit substantially higher than its 2002 result.

Wholly owned apartment development sites with an aggregate value of $63million were acquired during 2002. Co-venture entities also gained control of apartment development sites with a total value of $59milion during the year.

The number of apartments yet to be developed on future projects and unsold stock on projects under construction are as follows:

BUSINESS		NO OF APARTMENTS	CONSTRUCTION LIFE
Sydney -	Wholly owned Joint Venture	741 1,570	until 2010
Melbourne -	Wholly owned Joint Venture	1,294 500	until mid 2006
Queensland -	Wholly owned	277	until 2005

3. **Commercial & Industrial**

The Commercial and Industrial Division generated revenue of \$255.9million (2001: \$296.2million) and a pre-tax operating profit of \$25.0million (2001: \$24.2million), from the construction of 17 pre-committed projects containing approximately 32,600m^2 of commercial space and 154,000m^2 of industrial space during the year.

The Division's overall result was influenced by the timing of the implementation of Australand's revised strategy in relation to the ownership of the Freshwater commercial tower currently under construction in Melbourne.

Australand will place a 50% interest in this tower, together with the 50% interest held in the commercial tower under construction at the Company's King Street Wharf development in Sydney into an office trust to be known as the Australand Wholesale Office Trust. Profit from this Trust will emerge in 2003 and 2004.

It is Australand's long term intention to own 50% of the Freshwater commercial tower and with this in mind, Australand intends to place the remaining 50% interest into a structure which could allow the Company to regain control of this asset approximately 5 – 10 years post practical completion.

During the year the Division completed the construction and delivery of the nine pre-leased buildings that comprise the Australand Wholesale Property Trust No 2.

Construction also commenced on the buildings that will comprise the Australand Wholesale Property Trust No 3, pre-leased to such tenants as Cadbury-Schweppes, Nestle and TNT. A combined office/warehouse was also completed in Perth for Toll Holdings, which will also be held by AWPT No. 3.

Negotiations were concluded during the year to sell one of the buildings to be constructed at Rhodes Corporate Park to the institutional fund manager ING, to diversify the ownership of the seven buildings that will comprise the Park when completed. This building, of 12,000m^2, was pre-leased to Unisys. Rhodes Corporate Park when completed in 2005/2006 will comprise more than 80,000m^2 of net lettable area, all constructed by the Division.

The Division also completed the construction of pre-leased buildings for ING at its industrial estates at Ingleburn in Sydney and at Port Melbourne and for AMP at its estate at Smithfield in Sydney.

In addition to securing the pre-lease commitment of Cadbury –Schweppes for a 25,739m^2 facility at Australand's land at Greystanes in Sydney, the Division also negotiated commitments to lease three properties, of over 40,000m^2 in total, to be constructed on Stage 1 of its Wonderland Business Park site at Sydney's Eastern Creek. Both the Greystanes and Wonderland sites were acquired in 2001 and are located close to major transport links which are attractive to tenants. There continues to be a shortage of zoned and serviceable land for industry within Sydney's Western corridor and the supply/demand ratio is likely to remain tight for the medium term at least.

Industrial development sites with a total value of $28million were acquired, on a wholly owned basis, during 2002, to preserve the Division's capacity to offer competitive pre-lease packages to its clients.

The Commercial and Industrial Division's committed forward revenue base is presently in excess of $450 million, which reflects the high level of leasing activity in 2002.

Pre-commitments have been negotiated in respect of more than 150,000m^2 of industrial space and 50,000m^2 of commercial space which should underpin an increase in the Division's 2003 reportable profit, assisted by the recognition of profit from the establishment of the Australand Wholesale Office Trust.

WHOLESALE PROPERTY TRUSTS

Australand's first wholesale property trust, which was completed in 2001 performed strongly in its first full year of operation, achieving an annualised combined income return and capital growth on equity of 14.5%, which was in excess of the Trust's forecasts.

Australand's second wholesale trust, which also comprises nine buildings, was completed during the year and is expected to deliver returns in excess of 10% per annum, also in excess of forecasts.

Australand manages these Trusts and has retained a 15%-20% investment in both. The Trusts currently have an aggregate property value of $346.3million and are fully tenanted with an average lease term of approximately 10 years.

Australand launched its third wholesale property trust in the latter half of 2002 and closed it over subscribed in mid-December 2002. This trust, also to be managed by Australand, will comprise eight buildings with a value of $205million when all buildings are completed by November 2003. The average lease term for this trust is in excess of 9 years. Australand has maintained a 10% interest in this Trust. Australand's Commercial and Industrial Division, as with the previous two trusts, has sourced the tenants and is responsible for the construction and timely delivery of the buildings that will comprise this Trust.

As previously noted, Australand is in the process of establishing the Australand Wholesale Office Trust (AWOT). AWOT has been established to hold 50% of the Freshwater commercial tower (50% of which is pre-leased to PriceWaterhouseCoopers) and 50% of the King Street Wharf commercial tower (which is pre-leased to KPMG). Australand will manage the Trust and retain a minority interest, with the balance of the equity expected to be raised during the first quarter of 2003.

STAPLING STRATEGY

The Directors and senior management have continued to review the merits of progressively stapling the units in the Australand Wholesale Property Trusts to the Company's ordinary shares to create a listed stapled security. Generally, the Company's longer-term objectives are to reduce its dependence on development profit and increase recurrent income from income producing properties.

Provided that the Board can be satisfied that the stapling process will generate additional value for shareholders and approvals are forthcoming from relevant parties, Australand currently plans to staple the units in its first three wholesale property trusts to its ordinary shares by mid 2004.

OUTLOOK

A combination of strong apartment pre-sales, an historically high level of pre-committed commercial/industrial projects and strong land and housing profit margins, should underpin Australand's profit generation capacity during 2003 and 2004.

Although market sentiment may have weakened in some segments of the residential property market, virtually all of Australand's residential projects are still generating satisfactory sales.

Provided that there is no significant increase in interest rates and the employment base of the regions in which Australand operates remains stable, the Group expects, barring unforeseen circumstances, that its 2003 net profit after tax will be slightly above its 2002 results.

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30 6 2002.

Name of entity

AUSTRALAND HOLDINGS LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended 31 December 2002
12 008 443 696		✓	31 DECEMBER 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	down	7.6%	to	1,157,888
Profit from ordinary activities after tax attributable to members (*item 1.22*)	up	11.1%	to	90,440
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			-
Net profit for the period attributable to members *(item 1.11)*	up	11.1%	to	90,440

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend (Preliminary final report only - item 15.4) Interim dividend (Half yearly report only - item 15.6)	3¢	3¢
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	3¢	1.5¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)	14 February 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	1,157,888	1,252,785
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,028,483)	(1,123,927)
1.3	Borrowing costs	(5,981)	(26,542)
1.4	Share of net profits of associates and joint venture entities (*see item 16.7*)	7,762	12,626
1.5	Profit from ordinary activities before tax	**131,186**	**114,942**
1.6	Income tax on ordinary activities *(see note 4)*	(40,746)	(33,510)
1.7	Profit from ordinary activities after tax	**90,440**	**81,432**
1.8	Profit from extraordinary items after tax (*see item 2.5*)	-	-
1.9	Net profit	**90,440**	**81,432**
1.10	Net profit attributable to outside +equity interests	-	-
1.11	Net profit for the period attributable to members	**90,440**	**81,432**
Non-owner transaction changes in equity		N/A	N/A
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)		
1.17	Total changes in equity not resulting from transactions with owners as owners	**90,440**	**81,432**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic Ordinary shares EPS	16.6¢	15.9¢
	Basic Reset Preference shares EPS	850¢	855¢
1.19	Diluted EPS	16.6¢	15.7¢

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit from ordinary activities after tax (item 1.7)	90,440	81,432
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit from ordinary activities after tax, attributable to members**	**90,440**	**81,432**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	1,138,486	1,233,498
1.24	Interest revenue	5,030	11,864
1.25	Other revenue	14,372	7,423
	Total Revenue from ordinary activities	1,157,888	1,252,785
1.26	Details of expenses		
	Cost of properties sold	(934,827)	(1,012,600)
	Employee benefit expense	(67,838)	(54,483)
	Depreciation	(5,183)	(4,578)
	Amortisation of goodwill	(5,326)	(5,424)
	Other expenses from ordinary activities	(15,309)	(46,842)
	Expenses from ordinary activities (excluding borrowing costs)	(1,028,483)	(1,123,927)
	Borrowing cost expense	(5,981)	(26,542)
	Share of net profits from associates and joint venture entities	7,762	12,626
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(5,183)	(4,578)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	(33,207)	(26,666)
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits at the beginning of the financial period	154,551	135,593
1.31	Net profit attributable to members (*item 1.11*)	90,440	81,432
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(68,278)	(62,474)
1.35	Retained profits at end of financial period	**176,713**	**154,551**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interest $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	5,326	-	-	5,326
2.2	Amortisation of other intangibles	-	-	-	-
2.3	Total amortisation of intangibles	5,326			5,326
2.4	Extraordinary items (details)	-	-	-	-
2.5	Total extraordinary items	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	24,702	33,119
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	65,738	48,313

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	30,015	23,440	117,862
4.2	Receivables	304,160	332,090	180,753
4.3	Investments	-	-	-
4.4	Inventories	410,826	388,405	465,181
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	11,356	18,574	8,925
4.7	**Total current assets**	**756,357**	**762,509**	**772,721**
	Non-current assets			
4.8	Receivables	56	56	56
4.9	Investments (equity accounted)	82,637	72,702	63,253
4.10	Other investments	55,296	35,591	47,187
4.11	Inventories	590,479	586,338	655,089
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net	7,314	11,320	10,714
4.15	Intangibles (net)	60,115	65,441	62,927
4.16	Tax assets	10,623	12,085	8,116
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**806,520**	**783,533**	**847,342**
4.19	**Total assets**	**1,562,877**	**1,546,042**	**1,620,063**
	Current liabilities			
4.20	Payables	143,086	107,349	108,130
4.21	Interest bearing liabilities	80,080	82,126	150,808
4.22	Tax liabilities	47,915	28,567	33,456
4.23	Provisions exc. tax liabilities	24,409	21,135	24,517
4.24	Other – Land vendor obligations	80,394	163,756	77,029
4.25	**Total current liabilities**	**375,884**	**402,933**	**393,940**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	337,000	342,640	403,678
4.28	Tax liabilities	49,626	55,310	51,040
4.29	Provisions exc. tax liabilities	-	572	-
4.30	Other – Land vendor obligations	21,774	58,941	33,460

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
4.31	**Total non-current liabilities**	**408,400**	**457,463**	**488,178**
4.32	**Total liabilities**	**784,284**	**860,396**	**882,118**
4.33	**Net assets**	**778,593**	**685,646**	**737,945**
	Equity			
4.34	Capital/contributed equity	593,380	531,095	593,303
4.35	Reserves	-	-	-
4.36	Retained profits	176,713	154,551	144,642
4.37	Equity attributable to members of the parent entity	**770,093**	**685,646**	**737,945**
4.38	Outside +equity interests in controlled entities	8,500	-	-
4.39	**Total equity**	**778,593**	**685,646**	**737,945**
4.40	Preference capital included as part of 4.37	48,100	48,100	48,100

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	Closing balance as shown in the consolidated balance sheet *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	Closing balance as shown in the consolidated balance sheet *(item 4.13)*	N/A	N/A

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,179,680	1,335,888
7.2	Payments to creditors – Acquisitions	(283,606)	(184,766)
	– Developments	(740,266)	(708,042)
	– Others	(43,737)	(113,931)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	125
7.5	Interest and other items of similar nature received	5,030	9,368
7.6	Interest and other costs of finance paid	(39,188)	(53,190)
7.7	Income taxes paid	(25,775)	(9,968)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**52,138**	**275,484**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(2,458)	(9,564)
7.11	Proceeds from sale of property, plant and equipment	-	80
7.12	Payment for purchases of equity investments	(21,724)	(9,095)
7.13	Proceeds from sale of equity investments	-	6,594
7.14	Loans to other entities	(8,870)	(32,938)
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	(5,882)
7.17	**Net investing cash flows**	**(33,052)**	**(50,805)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options etc.)	62,285	1,115
7.19	Proceeds from borrowings	246,642	179,482
7.20	Repayment of borrowings	(254,328)	(339,551)
7.21	Dividends paid	(67,110)	(62,474)
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**(12,511)**	**(221,428)**
7.24	Net increase (decrease) in cash held	6,575	3,251
7.25	Cash at beginning of period (see Reconciliation of cash)	23,440	20,189
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period (see Reconciliation of cash)**	**30,015**	**23,440**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

None

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	30,015	23,440
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	Total cash at end of period *(item 7.27)*	**30,015**	**23,440**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	Profit before tax / revenue Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage o revenue (*item 1.1*)	11.3%	9.2%
9.2	Profit after tax / +equity interests Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	11.7%	11.9%

Earnings per security (EPS)

10.	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.	
	Basic EPS – Ordinary shares	16.6 cents
	Basic EPS – Reset Preference shares	850.0 cents
	Diluted EPS (if materially different from basic)	16.6 cents
	Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	519,218,554
	Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS	519,380,625
	Weighted average number of reset preference shares outstanding during the period used in the calculation of the Basic reset preference EPS	500,000

	Net profit after tax used in the calculation of the Diluted EPS	S86,190,000
	Net profit after tax used in the calculation of the Basic Ordinary EPS	S86,189,942
	Net profit after tax used in the calculation of the Basic Reset Preference EPS	S4,250,058

NTA backing (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	S1.26	S1.18

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	28 February 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	14 February 2003
15.3	If it is a final dividend, has it been declared? (Preliminary final report only)	Yes

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	Final dividend: Current year	3.0¢	3.0¢	-¢
15.5	Previous year	3.0¢	1.5¢	-¢
15.6	(Half yearly and preliminary final reports)			
	Interim dividend: Current year – Mar Qtr	3.0¢	1.5¢	-¢
	- Jun Qtr	3.0¢	3.0¢	-¢
	- Sep Qtr	3.0¢	3.0¢	-¢
15.7	Previous year	9.0¢	9.0¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	12.0¢	12.0¢
15.9	Preference +securities	$8.50	$8.57

Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities (each class separately)	15,731	14,563
15.11	Preference +securities *(each class separately)*	1,060	1,060
15.12	Other equity instruments *(each class separately)*	-	-
15.13	Total	**16,791**	**15,623**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates+ and joint venture entities+:		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit from ordinary activities before tax	7,916	12,626
16.2	Income tax on ordinary activities	(154)	-
16.3	Profit from ordinary activities after tax	7,762	12,626
16.4	Extraordinary items net of tax	-	-
16.5	Net profit	7,762	12,626
16.6	Adjustments	-	-
16.7	Share of net profit of associates and joint venture entities	7,762	12,626

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities		Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
94 Alfred Street Trust	(b)	-	50%	-	-
ACN 085 142 785 Pty Ltd		50%	50%	-	-
Balmain Shores Pty Ltd		50%	50%	-	-
Brisun Pty Ltd		50%	50%	361	-
Chymont Unit Trust		50%	50%	1,063	
Glenwood Land Unit Trust		50%	50%	434	103
Motorway Business Park Pty Ltd		50%	50%	-	-
Redhill Development Trust		50%	50%	-	-
Soncal Pty Limited		50%	50%	-	-
Sur-Mer (Cronulla) Pty Ltd		50%	50%	-	-
UniLodge Flinders	(b)	-	50%	-	162
W9 & 10 Stage 1 Partnership		50%	50%	-	-
W9 & 10 Construction Stage 1 Partnership		50%	50%	-	-
W9 & 10 Stage 2 Partnership		50%	50%	5,048	8,573
W9 & 10 Construction Stage 2 Partnership		50%	50%	-	-
W9 & 10 Stage 3A Partnership	(a)	50%	-	-	-
W9 & 10 Construction Stage 3A Partnership	(a)	50%	-	-	-
W9 & 10 Stage 3B Partnership	(a)	50%	-	-	-

+ See chapter 19 for defined terms.

W9 & 10 Construction Stage 3B Partnership	(a)	50%	-	-	-
W9 & 10 Stage 3C Partnership	(a)	50%	-	-	-
W9 & 10 Construction Stage 3C Partnership	(a)	50%	-	-	-
W9 & 10 Stage 4 Partnership		50%	50%	-	-
W9 & 10 Construction Stage 4 Partnership		50%	50%	-	-
W9 & 10 Stage 4 B Partnership	(a)	50%	-	-	-
W9 & 10 Construction Stage 4B Partnership	(a)	50%	-	-	-
Wharf Developments Pty Limited		50%	50%	-	-
Woolloomooloo Unit Trust		50%	50%	(1,365)	-
Trust Project No.9 Unit Trust	(a)	50%	100%	-	-
Trust Project No.11 Unit Trust	(a)	50%	100%	-	-
17. 2 Total				5,541	8,838
17.3 Other material interests				-	-
17.4				5,541	8,838

(a) Joint venture entities created during the year.
(b) Joint venture entities dissolved during the year.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	Preference +securities (description)	500,000	500,000		
18.2	Changes during current period				
	(a) Increases through issues	-	-		
	(b Decreases through returns of capital, buybacks, redemptions	-	-		
18.3	+Ordinary securities	524,376,691	524,376,691		
18.4	Changes during current period				
	(a) Increases through issues	38,946,631	38,946,631		
	(b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** (description and conversion factor)	-	-		
18.6	Changes during current period				
	(a) Increases through issues	-	-		
	(b) Decreases through securities matured, converted	-	-		
18.7	**Options** (description and conversion factor)			*Exercise price*	*Expiry date (if any)*
	12/8/2001 to 11/8/2003	605,000	(Not Quoted)	$1.10	11/8/03
	13/3/2002	4,178,000	(Not Quoted)	$1.61	5 years from vesting
18.8	Issued during current period	4,178,000	-	$1.61	
18.9	Exercised during current period	1,502,000 90,000	- -	$1.00 $1.10	21/4/02 11/8/03
18.10	Expired during current period	50,000	-	-	-
18.11	**Debentures** (description)				
18.12	Changes during current period				
	(a) Increases through issues	-	-		
	(b) Decreases through securities matured, converted	-	-		
18.13	Unsecured notes – 8.47% pa maturing on 30/6/04	500,000	-	$100	$100
18.14	Changes during current period				
	(a) Increases through issues	500,000	-	$100	$100
	(b) Decreases through securities matured, converted	(539,941)	-	$100	$100

Segment reporting

Refer attached

Comments by directors

Refer attached

Basis of financial report preparation

19.1

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period

Refer attached

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The group has $67.8 million in franking credits as at 31 December 2002, after allowing for the tax payable in respect of the current year's profits, payment of proposed dividends and dividends receivable. This includes exempting credits of $14.0 million.

The new Simplified Imputation System applies to the group from 1 July 2002.

The group expects that the dividend for 2003 will be 100% franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Refer attached

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

N/A

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	N/A
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Intercontinental Hotel, Sydney
Date	22 April 2003
Time	10 am
Approximate date the annual report will be available	Mid March

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

- ☐ The +accounts have been audited.
- ☐ The +accounts have been subject to review.
- ☑ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available*

6 The entity has a formally constituted audit committee.

Sign here: .... (Company Secretary) Date: 4/2/03.

Print name: **Michael Smith**

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements

in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

AUSTRALAND HOLDINGS LIMITED
SEGMENT REPORTING
YEAR ENDED 31 DECEMBER 2002

The consolidated entity is organised into the following business segments:

- Land & Housing
- Apartments
- Commercial & Industrial

Geographical segments - The consolidated entity operates wholly within Australia.

Business Segment Summary 2002	Land & Housing $'000	Apartments $'000	Commercial & Industrial $'000	Finance & Unallocated $'000	Consolidated $'000
Total Segment revenue	432,561	461,143	255,890	-	1,149,594
Unallocated revenue					8,294
Total Revenue					1,157,888
Segment result before capitalised interest recovered in cost of sales	88,276	46,291	30,234	-	164,801
Capitalised Interest recovered in Cost of Sales	(3,171)	(25,345)	(6,780)	-	(35,296)
Segment result	85,105	20,946	23,454	-	129,505
Share of net profits of associates and joint venture	620	5,624	1,518	-	7,762
Unallocated Revenue				8,294	8,294
Unallocated Corporate costs	-	-	-	(8,394)	(8,394)
Unallocated Borrowing costs	(5,981)	-	-	-	(5,981)
Profit before tax from ordinary activities	79,744	26,570	24,972	(100)	131,186
Income tax expense					(40,746)
Net Profit after income tax expense					90,440
Depreciation and amortisation expense	1,728	3,858	4,923	-	10,509
Total Segment Assets	564,204	668,318	289,717	40,638	1,562,877
Total Segment Liabilities	79,754	140,110	34,070	530,350	784,284
Investments in associates and joint venture partnerships	25,842	56,144	651	-	82,637
Acquisitions of property, plant and equipment	819	819	820	-	2,458
Other non-cash expenses	516	729	289	1,169	2,703

Under the revised AASB 1005 individual business segments have been identified based on the consolidated entity's management reporting systems. AASB 1005 does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, borrowing costs, interest and dividend revenue, proceeds from sale of investments and income tax expenses.

Unallocated assets and liabilities relate to tax balances, cash, borrowings and provision for dividends.

AUSTRALAND HOLDINGS LIMITED
SEGMENT REPORTING
YEAR ENDED 31 DECEMBER 2001

Business Segment Summary 2001	Land& Housing $'000	Apartments $'000	Commercial & Industrial $'000	Unallocated $'000	Consolidated $'000
Total Segment revenue	484,793	461,531	296,285	-	1,242,609
Unallocated revenue					10,176
Total Revenue					1,252,785
Segment result before capitalised interest recovered in Cost of Sales	73,428	62,912	31,240	-	167,580
Capitalised Interest expensed in Cost of Sales	(3,883)	(40,706)	(1,750)	-	(46,339)
Segment result	69,545	22,206	29,490	-	121,241
Share of net profits of associates and joint venture	147	12,479	-	-	12,626
Unallocated Revenue				10,176	10,176
Unallocated Corporate costs	-	-	-	(2,577)	(2,577)
Unallocated Borrowing costs	(14,588)	(2,652)	(5,305)	(3,979)	(26,524)
Profit before tax from ordinary activities	55,104	32,033	24,185	3,620	114,942
Income tax expense					(33,510)
Net Profit after income tax expense					81,432
Depreciation and amortisation expense	1,528	3,695	4,779	-	10,002
Total Segment Assets	562,585	551,000	396,932	35,525	1,546,042
Total Segment Liabilities	102,129	138,530	96,562	523,175	860,396
Investments in associates and joint venture partnerships	4,292	64,195	4,215	-	72,702
Acquisitions of property, plant and equipment	3,188	3,188	3,188	-	9,564
Other non-cash expenses	3,945	5,999	2,455	(30,291)	(17,892)

CHANGE IN ACCOUNTING POLICY

Recognition of sales and profits

Integrated land and housing, medium-density and high-rise developments

The consolidated entity has changed its accounting policy for recognition of sales and profits for integrated land and housing, medium-density and high-rise developments effective from 1 January 2002.

This accounting policy has been changed as the directors believe that the new policy below will enable users of the financial report to more readily understand the revenue and profit emergence from large scale apartments projects currently being developed by the consolidated entity. Such large scale projects take a considerable time to develop and often straddle various accounting balance dates without revenue and profit emergence. The new threshold for emergence will bring to account revenue and profits based on when substantially all of the delivery risks of project construction are able to be reliably quantified and hence total project profit is capable of reliable measurement.

Prior to 1 January 2002 the following policy was applied:

"Sales of integrated land and housing, medium density and high-rise developments occurring after the registration of the strata plan of the relevant building were recognised in full. Where sales occurred prior to the registration of the strata plan, 100% of the sales and 75% of the profit were recognised once construction work in progress was independently certified to be equivalent to or more than 85% of the total construction works covered by each strata plan for which pre-sales are to be brought to account. The remaining 25% of profit was recognised after registration of the strata plan."

From 1 January 2002 the following policy has been adopted:

"Sales of integrated land and housing, medium density and high rise developments occurring after the registration of strata plan of the relevant building are recognised in full.

Where sales of total integrated land and housing, medium density and high rise-developments occur prior to registration of the strata plan and construction works are more than 50% complete; recognition of profit and revenue commences, after appropriate allowances for project contingencies and finance costs have been made. The remaining profit and revenue is progressively recognised on a percentage complete basis over the remainder of the construction period until registration of the strata plan".

The financial effect of the change in accounting policy for the year ended 31 December 2002 was to increase revenue by $67,887,000, cost of properties sold by $55,138,000, profit before tax by $12,749,000 and profit after tax by $8,924,000.

No adjustment is required in respect of the opening balance of retained earnings as at 1 January 2002 as result of the change in accounting policy.

Restatement of comparatives

	CONSOLIDATED Year ended 31/12/2001 $'000 (restated)
Pro forma statements of financial performance and the restatement of retained profits	
The proforma statements of financial performance and restatement of retained profits show the information that would have been disclosed had the new accounting policy in this note always been applied for year ended 31 December 2001.	
Revenue from ordinary activities	1,073,170
Cost of property sold	(845,352)
Employee benefits expense	(54,483)
Depreciation & lease amortisation	(4,590)
Amortisation of goodwill	(5,424)
Borrowing costs expense	(26,524)
Other expenses from ordinary activities	(46,848)
Share of net profits of associates and joint venture partnerships accounted for using the equity method	12,626
Operating profit from ordinary activities before income tax	102,575
Income tax expense	(29,305)
Restated profit attributable to members	73,270
Restatement of retained profits	
Reported retained profits as at 31 December 2000	135,593
Increase in retained profits arising from change in accounting policy (*)	8,162
Restated retained profits as at 1 January 2001	143,755
Restated profits attributable to members of the company	73,270
Dividends provided for or paid	(62,474)
Restated retained profits as at 31 December 2001	154,551

* The increase in profits for year ended 31 December 2000 reflects the emergence of profits from projects that were between 50% and 85% construction complete as at 31 December 2000.

For the year ended 31 December 2001 consolidated revenue would have reduced by $179,615,000 to $1,073,170,000, cost of properties sold would have reduced by $167,248,000 to $845,352,000 and operating profit from ordinary activities before tax would have reduced by $12,367,000 to $102,575,000 (tax expense $4,205,000).

There is no impact on the statement of financial position as at 31 December 2001 as a result of the new accounting policy.

Australand Holdings Limited

AUSTRALAND

2002 Results Briefing

Year Ended 31 December 2002

Overview

- ➢ Highlights
- ➢ Review of 2002 Results
- ➢ Divisional Review
- ➢ Outlook
- ➢ General Discussion

Financial Highlights

- Net profit after tax increased by 11.1% to $90.4m
- EPS (Ordinary shares) 16.6¢ per share up from 15.9¢ after issuing 38.9m additional ordinary shares during 2002
- Ordinary share dividend maintained @ 12¢ for full year
- Final ordinary dividend of 3¢ (fully franked) declared
- Gearing (Net interest bearing debt to equity) down to 50.3% from 58.5%
- External Liabilities to Tangible Assets ratio down to 51.2% from 58.1%

Operational Highlights

	Land & Housing $m	Apartments $m	Commercial & Industrial $m	Finance & Unallocated $m	Consolidated Group $m
2002					
Revenue	432.6	461.1	255.9	8.3	1,157.9
Operating profit before tax	79.7	26.6	25.0	(0.1)	131.2
2001					
Revenue	484.8	461.5	296.3	10.2	1,252.8
Operating profit before tax	55.1	32.0	24.2	3.6	114.9

The effect of the use of Australian Accounting Standards on the interest expense allocations causes a transfer of economic benefit from the Apartments Division to the Land & Housing Division of approximately $7.5 million before tax in 2002.

Major Financial Transactions

- Transactions to strengthen the balance sheet and reduce financial risk & exposures, and facilitate better working capital management were entered into in 2002.
- $60m raised through the placement of 36.4m ordinary shares @ $1.65.
- Issue of 1.0m ordinary shares through a share purchase plan.

Major Financial Transactions

- Inclusion in the S&P ASX200 Index
- Walker Corporation notes totalling $53.9m repaid.
- New $50m issue of Medium Term Notes maturing 30 June 2004

82-4507

Securitisation

- Australand entered into its first securitisation arrangements in 2002.
- Securitisation allows transfer of risk on a non-recourse basis to third parties and earlier generation of positive cashflow.

Accounting Policies

- The utilisation of securitisation arrangements for Apartment projects in 2002 gave rise to the establishment of a new accounting policy for these projects. Because of the additional due diligence surrounding securitised projects, revenues and profits are capable of being reliably measured upon commencement of construction. On that basis, sales and profits attributed to securitised projects are brought to account in line with development progress, after construction commences.

Accounting Policies

- The development works threshold for profit and revenue recognition reduced from 85% to 50% during 2002.
  - This change in policy had the effect of recognising $8.9m after tax that would not have been recognised under the 85% threshold policy.
  - Development progress on a number of these projects reached 85% during January 2003.
  - The revised policy more adequately reflects the value added by the development works completed at each balance date.

Land & Housing

- Substantial profit margin improvement in 2002, up to 18.4% in 2002 from 11.4% during 2001.
- Operating profit of $79.7m from sale of 2,220 lots and 703 houses, improved selling prices and tighter cost control.
- Melbourne & Queensland business units achieved very strong results.

82-4507

Land & Housing

- Perth performed in line with management's expectations.
- Continued shortage of suitable zoned and serviceable land for development in Sydney is constraining this business unit's results.
- This has been offset by higher investment levels in Melbourne, which for the first time produced a higher business unit profit than Sydney.

Land & Housing

- NSW business unit successful in achieving preferred tenderer on the 25ha Greenway Park Joint Venture with the NSW Government's development arm, Landcom.
- Coventure formed with CBA's Colonial First State Opportunistic Property Fund to develop Lidcombe (Sydney) and Point Cook (Melbourne). Total revenue estimated at $650m over 5 years.
- Wholly owned development sites totalling $73.7m acquired in 2002.

Land & Housing

BUSINESS		NO OF PROJECTS	FUTURE YIELD (NO)		FUTURE REVENUE $m		TRADING LIFE
			LAND	HOUSING	LAND	HOUSING	(YEARS)
Sydney -	Wholly owned	18	23	964	12.1	508.0	Up to 5
	Joint Venture	3	1,578	703	353.7	385.2	
Melbourne -	Wholly owned	26	2,574	938	286.0	328.2	Up to 7
	Joint Venture	4	4,352	70	498.0	19.9	
South-East Queensland -	Wholly owned	15	495	647	65.0	218.7	2 – 3
	Joint Venture	2	427		49.2		
Perth	Wholly owned	12	2,235	204	368.2	48.8	Up to 6

Apartments

- Pretax operating profit for 2002 was $26.6m down from $32.0m
- Construction approval delays and an additional writedown on Trenerry Mews ($7m before tax) eroded the Melbourne divisions profitability for 2002.
- Presales on Freshwater are $145m, construction to commence in 2003.

82-4507

Apartments

- Sydney business unit profit emergence constrained by lower stock and construction delays.
- Substantial presales from St Leonards, Pyrmont, Broadway, Balmain and Alexandria projects generated by the Sydney business unit.
- Queensland had a record year.
- In December 2002, Australand selected as preferred developer for the Interciti project at Arncliffe, a joint venture with Landcom.

Apartments

- In excess of $600m in presales for wholly owned projects and $50m from Sydney joint ventures underpins the divisions profitability during the next 3 years.
- This presales position and higher margins should generate a divisional pretax operating profit that is substantially higher than for 2002.
- Wholly owned development site acquisitions totalled $63m and joint venture sites totalled $59m

Apartments

Apartments yet to be developed on future projects and unsold stock on projects

BUSINESS		NO OF APARTMENTS	CONSTRUCTION LIFE
Sydney -	Wholly owned Joint Venture	741 1,570	until 2010
Melbourne -	Wholly owned Joint Venture	1,294 500	until mid 2006
Queensland -	Wholly owned	277	until 2005

Commercial & Industrial

- $25m pretax operating profit slightly higher than for 2001.
- Results constrained by the deferral of the sale of Freshwater Office Tower. Profit to emerge over 2003/4.
- Current intention is to ultimately own 50% of Freshwater Office Tower.
- Industrial development sites totalling $28m were acquired during 2002.

Commercial & Industrial

- AWPT2's 9 pre-leased properties completed and delivered.
- AWPT3 established and construction underway.
- Rhodes corporate park when completed in 2005/6 will comprise more than 80,000m².
  - ING has acquired a 12,000m² building pre-leased to Unisys.

Commercial & Industrial

- In excess of 65,000m² in pre-lease commitments at Wonderland and Greystanes in Sydney.
- Committed divisional revenue base in excess of $450m reflecting the high level of leasing activity in 2002.
- Industrial pre-commitments in excess of 150,000m² and commercial pre-commitments in excess of 50,000m² should underpin an increase in the division's reportable profit in 2003.

Wholesale Property Trusts

- AWPT performing in excess of forecasts at 14.5% combined income and capital growth.
- AWPT2 is expected to deliver returns in excess of forecasts.
- Asset base of AWPT & AWPT2 around $350m.
- AWPT3 having an asset base around $205m, comprising 8 buildings with delivery completed by November 2003.

Wholesale Property Trusts

- Australand Wholesale Office Trust (AWOT) will be established during the March quarter of 2003.
- AWOT will hold 50% of the Freshwater Office Tower (50% pre-leased to PWC) and 50% of the King Street Wharf office building (pre-leased to KPMG).
- Total AWOT leasing is 70%

82-4507

Outlook

- Stapling still under review. Expected to occur by mid-2004, subject to market conditions.
- Outlook for 2003 result that is likely to be slightly higher than 2002.

Australand Holdings Limited

AUSTRALAND

2002 Results Briefing

Year Ended 31 December 2002

General Discussion

CapitaLand

Embargoed for release till 5.05 pm, 6 February 2003

03 MAR 14 AM 7:21

CAPITALAND LIMITED
2002 FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

1(a)(i) Income Statement

	Group 2002 S$'000	Group 2001 S$'000 (Restated)	Group % Change	Company 2002 S$'000	Company 2001 S$'000 (Restated)	Company % Change
Revenue	**3,264,008**	**3,233,172**	**1.0**	**126,750**	**101,436**	**25.0**
Cost of sales	(2,279,317)	(2,766,825)	(17.6)	(19)	(1,594)	(98.8)
Gross profit	984,691	466,347	111.1	126,731	99,842	26.9
Other operating income	268,129	727,199	(63.1)	82,443	155,587	(47.0)
Administrative expenses	(472,383)	(633,757)	(25.5)	(27,175)	(27,502)	(1.2)
Other operating expenses	(88,850)	(212,836)	(58.3)	(12,179)	(27,911)	(56.4)
Profit from operations	691,587	346,953	99.3	169,820	200,016	(15.1)
Finance costs	(283,223)	(408,194)	(30.6)	(108,598)	(140,803)	(22.9)
Share of results of:						
- associated companies	56,276	23,586	138.6	-	-	-
- joint venture companies	19,227	(2,971)	NM	-	-	-
- partnerships	(6)	1,208	NM	-	-	-
	75,497	21,823	246.0	-	-	-
Profit/(Loss) before taxation	483,861	(39,418)	NM	61,222	59,213	3.4
Taxation	(86,600)	(103,335)	(16.2)	(18,623)	(20,181)	(7.7)
Profit/(Loss) after taxation	397,261	(142,753)	NM	42,599	39,032	9.1
Minority interests (MI)	(107,093)	(138,696)	(22.8)	-	-	-
Profit/(Loss) after tax and MI	**290,168**	**(281,449)**	**NM**	**42,599**	**39,032**	**9.1**

Note : *2001 comparative figures have been restated to conform with current year's presentation, adoption of revised SAS 12 (2001) on Income Taxes and certain changes in accounting policies. Please refer to Paragraph 5 for details.*

NM *Not meaningful.*

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement**

	Group		
	2002 S$'000	2001 S$'000 (Restated)	% Change
Investment income	8,877	6,301	40.9
Other income including interest income	259,252	720,898	(64.0)
Depreciation and amortisation	(107,392)	(162,948)	(34.1)
Allowance for doubtful debts and bad debts written off	(2,421)	(57,629)	(95.8)
Impairment and provision (net) in value of investments, properties, etc (net of tax & MI)	(40,517)	(691,569)	(94.1)
Foreign exchange gain	6,567	9,954	(34.0)

Adjustments for under or overprovision of tax in respect of prior years

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of over-provision of current tax included in the Group's tax charge for 2002 is $6.2 million (2001 : $10.2 million). The effect in prior years' deferred tax liability arising from the implementation of the revised Singapore Statement of Accounting Standard 12 on Income Taxes is $8.8 million which has been adjusted against the opening revenue reserve at 1/1/2002 (1/1/2001 : $10.2 million).

Profit or loss on sale of investments, properties and/or plant and equipment

Sale of investments/properties	Group's Share of Profit/(Loss) after tax and MI as at 31/12/2002 $M
First 9 months' accumulated divestment gains including $5.4 million dilution gain from Australand's placement of new shares in March (for details, please refer to 2002 1Q, Half Year and 2002 3Q Announcements)	152.2
Sale of subsidiary, PT Amethyst Wahyu	24.4
Loss on liquidation of subsidiary, Zhongten Investment & Development Pte Ltd	(4.2)
Loss on sale of investment portfolio	(1.8)
Others	(0.6)
Total Group's share of divestment gains after tax & MI	**170.0**

ANNEX 1: 4Q 2002 vs 3Q 2002 INCOME STATEMENT

	<---------------- Group ---------------->		
	4Q 2002 (3 mths) S$'000	3Q 2002 (3 mths) S$'000	% Change
Revenue	**998,044**	**774,400**	**28.9**
Cost of sales	(672,208)	(561,911)	19.6
Gross profit	325,836	212,489	53.3
Other operating income	47,375	140,157	(66.2)
Administrative expenses	(133,059)	(109,558)	21.5
Other operating expenses	(84,370)	(9,936)	749.1
Profit from operations	155,782	233,152	(33.2)
Finance costs	(71,670)	(65,818)	8.9
Share of results of:			
- associated companies	13,112	14,268	(8.1)
- joint venture companies	6,082	8,764	(30.6)
- partnerships	6	-	NM
	19,200	23,032	(16.6)
Profit before taxation	103,312	190,366	(45.7)
Taxation	(8,384)	(29,968)	(72.0)
Profit after taxation	94,928	160,398	(40.8)
Minority interests (MI)	(45,028)	(18,715)	140.6
Profit after tax and MI	**49,900**	**141,683**	**(64.8)**

NM *Not meaningful.*

1(b)(i) Balance Sheet

As at 31/12/2002 vs 31/12/2001

	Group			Company		
	31/12/2002 S$'000	31/12/2001 S$'000 (Restated)	% Change	31/12/2002 S$'000	31/12/2001 S$'000 (Restated)	% Change
Non-Current Assets						
Property, Plant & Equipment	1,808,013	2,285,416	(20.9)	2,339	3,019	(22.5)
Intangible Assets	32,109	50,985	(37.0)	-	-	-
Investment Properties	5,771,493	6,614,030	(12.7)	-	-	-
Properties under Devt	168,448	383,873	(56.1)	-	-	-
Interests in Subsidiaries	-	-		7,196,761	6,398,012	12.5
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,735,731	2,416,671	13.2	-	-	-
Other Assets	234,126	234,856	(0.3)	1,611	550	192.9
	10,749,920	**11,985,831**	**(10.3)**	**7,200,711**	**6,401,581**	**12.5**
Current Assets	**5,577,653**	**6,383,084**	**(12.6)**	**926,014**	**1,687,868**	**(45.1)**
Devt Properties for Sale	*3,409,528*	*3,445,158*	*(1.0)*	-	-	-
Trade & Other Receivables	*897,195*	*920,740*	*(2.6)*	*576,119*	*1,427,118*	*(59.6)*
Cash & Cash Equivalents	*1,087,055*	*1,922,557*	*(43.5)*	*342,085*	*253,285*	*35.1*
Other Current Assets	*183,875*	*94,629*	*94.3*	*7,810*	*7,465*	*4.6*
Less: Current Liabilities	**4,543,958**	**6,284,155**	**(27.7)**	**715,409**	**1,312,461**	**(45.5)**
Trade & Other Payables	*1,168,640*	*1,346,083*	*(13.2)*	*57,786*	*59,879*	*(3.5)*
Short-Term Borrowings	*3,231,993*	*4,795,682*	*(32.6)*	*657,623*	*1,252,582*	*(47.5)*
Other Current Liabilities	*143,325*	*142,390*	*0.7*	-	-	-
Net Current Assets	**1,033,695**	**98,929**	**944.9**	**210,605**	**375,407**	**(43.9)**
Less: Non-Current Liabilities						
Long-Term Borrowings	3,545,245	4,015,833	(11.7)	1,124,683	942,809	19.3
Other Non-Current Liabilities	391,370	192,376	103.4	1,323,976	885,596	49.5
	3,936,615	**4,208,209**	**(6.5)**	**2,448,659**	**1,828,405**	**33.9**
	7,847,000	**7,876,551**	**(0.4)**	**4,962,657**	**4,948,583**	**0.3**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,471,860	3,488,579	(0.5)	2,445,307	2,431,233	0.6
Share Capital and Reserves	5,989,210	6,005,929	(0.3)	4,962,657	4,948,583	0.3
Minority Interests	1,857,790	1,870,622	(0.7)	-	-	
	7,847,000	**7,876,551**	**(0.4)**	**4,962,657**	**4,948,583**	**0.3**

Note: 2001 comparative figures have been restated to conform with current year's presentation, adoption of revised SAS 12 (2001) on Income Taxes and certain changes in accounting policies. Please refer to Paragraph 5 for details.

1(b)(i) Balance Sheet

As at 31/12/2002 vs 30/9/2002

	Group			Company		
	31/12/2002 S$'000	30/9/2002 S$'000	% Change	31/12/2002 S$'000	30/9/2002 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,808,013	1,768,567	2.2	2,339	2,464	(5.1)
Intangible Assets	32,109	49,003	(34.5)	-	-	-
Investment Properties	5,771,493	6,062,931	(4.8)	-	-	-
Properties under Devt	168,448	191,789	(12.2)	-	-	-
Interests in Subsidiaries	-	-		7,196,761	6,835,236	5.3
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,735,731	2,749,943	(0.5)	-	-	-
Other Assets	234,126	212,573	10.1	1,611	2,294	(29.8)
	10,749,920	**11,034,806**	**(2.6)**	**7,200,711**	**6,839,994**	**5.3**
Current Assets	**5,577,653**	**5,216,416**	**6.9**	**926,014**	**1,069,346**	**(13.4)**
Devt Properties for Sale	*3,409,528*	*3,259,282*	*4.6*	-	-	-
Trade & Other Receivables	*897,195*	*935,383*	*(4.1)*	*576,119*	*1,048,973*	*(45.1)*
Cash & Cash Equivalents	*1,087,055*	*843,719*	*28.8*	*342,085*	*12,908*	*NM*
Other Current Assets	*183,875*	*178,032*	*3.3*	*7,810*	*7,465*	*4.6*
Less: Current Liabilities	**4,543,958**	**4,233,462**	**7.3**	**715,409**	**876,681**	**(18.4)**
Trade & Other Payables	*1,168,640*	*1,007,432*	*16.0*	*57,786*	*65,885*	*(12.3)*
Short-Term Borrowings	*3,231,993*	*3,106,792*	*4.0*	*657,623*	*670,658*	*(1.9)*
Other Current Liabilities	*143,325*	*119,238*	*20.2*	-	*140,138*	*NM*
Net Current Assets	**1,033,695**	**982,954**	**5.2**	**210,605**	**192,665**	**9.3**
Less: Non-Current Liabilities						
Long-Term Borrowings	3,545,245	3,774,684	(6.1)	1,124,683	1,141,306	(1.5)
Other Non-Current Liabilities	391,370	240,280	62.9	1,323,976	949,827	39.4
	3,936,615	**4,014,964**	**(2.0)**	**2,448,659**	**2,091,133**	**17.1**
	7,847,000	**8,002,796**	**(1.9)**	**4,962,657**	**4,941,526**	**0.4**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,471,860	3,654,821	(5.0)	2,445,307	2,424,176	0.9
Share Capital and Reserves	5,989,210	6,172,171	(3.0)	4,962,657	4,941,526	0.4
Minority Interests	1,857,790	1,830,625	1.5	-	-	
	7,847,000	**8,002,796**	**(1.9)**	**4,962,657**	**4,941,526**	**0.4**

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	Group As at 31/12/2002 S$'000	Group As at 30/9/2002 S$'000	Group As at 31/12/2001 S$'000
Amount repayable in one year or less, or on demand:-			
Secured	912,704	632,138	1,132,427
Unsecured	2,319,289	2,474,654	3,663,255
Sub-Total 1	**3,231,993**	**3,106,792**	**4,795,682**
Amount repayable after one year:-			
Secured	1,649,274	2,069,589	1,945,393
Unsecured	1,895,971	1,705,095	2,070,440
Sub-Total 2	**3,545,245**	**3,774,684**	**4,015,833**
Total Debt	**6,777,238**	**6,881,476**	**8,811,515**
Less : Cash and cash equivalents	(1,087,055)	(843,719)	(1,922,557)
Net Debt	**5,690,183**	**6,037,757**	**6,888,958**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 31/12/2002 totalling to about $1,087.1 million included approximately $614.2 million in fixed deposits and approximately $208.7 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

1(c) Cash Flows Statement

	Group 2002 $'000	Group 2001 $'000 (Restated)
Cash Flows from Operating Activities		
Profit/(Loss) before taxation	483,861	(39,418)
Adjustments for :		
Amortisation of intangible assets	1,345	1,714
Amortisation of leasehold investment property	125	124
Allowance/(Write-back) for:		
- Intangible Assets	(9,619)	15,941
- Foreseeable losses on development properties for sale	(8,305)	445,183
- Loan to investee companies	-	15,443
- Non-current portion of financial assets	9,759	82,773
- Loan to associated companies, joint ventures and partnerships	(497)	4,738
Non-current employee benefits	1,567	650
Depreciation of property, plant and equipment	105,922	161,110
(Write-back)/Impairment of property, plant and equipment	(8,281)	40,863
(Write-back)/Impairment of property under development	-	8,150
Write-down in value of investment property	58,758	34,620
Loss on disposal/write-off of property, plant and equipment	1,704	10,854
Gain on disposal of investment property	(7,110)	(29,701)
Gain on disposal of subsidiaries and associated companies	(173,879)	(559,180)
Share of results of associated companies, joint ventures and partnerships	(75,497)	(21,823)
Accretion of deferred income	(4,677)	(10,807)
Interest expense	283,223	408,194
Interest income	(44,551)	(52,272)
	129,987	556,574
Operating profit before working capital changes	613,848	517,156
(Increase)/Decrease in working capital		
Inventories, trade and other receivables	43,464	188,133
Development properties for sale	91,527	447,267
Trade and other payables	(73,525)	379,011
Amount due from related corporations	(510)	(24,481)
Financial assets	(89,432)	(83,744)
	(28,476)	906,186
Cash generated from operations	585,372	1,423,342
Income tax paid	(107,203)	(82,370)
Customer deposits received	15,635	63,997
Proceeds from sales of future receivables	169,604	-
Net Cash generated from Operating Activities	663,408	1,404,969

CAPITALAND LIMITED

2002 Full Year Financial Statement and Dividend Announcement (cont'd)

	Group 2002 $'000	Group 2001 $'000
Cash Flows from Investing Activities		
Purchase of property, plant & equipment	(88,776)	(143,007)
Proceeds from disposal of property, plant & equipment	19,950	9,685
Increase/(Decrease) in associated companies, joint ventures and partnerships	80,057	(374,344)
Increase/(Decrease) in amounts owing by investee companies	23	(8,052)
Acquisition of investment properties and property under development	(81,794)	(152,858)
Proceeds from disposal of investment properties and property under development	20,149	220,262
Proceeds/(Acquisition) of non-current financial assets	14,291	236,645
Dividends received from associated companies, joint ventures and partnerships	41,033	33,861
Disposal/(Acquisition) of subsidiaries (net)	500,790	825,321
Interest income received	19,084	83,270
Net Cash generated from Investing Activities	**524,807**	**730,783**
Cash Flows from Financing Activities		
Proceeds from/(Repayment of) loans from related corporations (net)	3,825	(6,418)
Proceeds from/(Repayment of) loans from minority shareholders (net)	8,221	(181,695)
Contribution from minority interests	61,568	-
Redemption of RCCPS		(342,747)
Repayment from terms loans (net)	(905,566)	(7,087)
(Repayment of)/Proceeds from debt securities & convertible bonds (net)	(682,732)	54,093
Dividend paid to shareholders	(58,906)	(38,012)
Dividends paid to minority shareholders	(113,979)	(53,709)
Interest expense paid	(338,390)	(531,325)
Net Cash used in Financing Activities	**(2,025,959)**	**(1,106,900)**
Net (decrease)/increase in cash and cash equivalents	**(837,744)**	**1,028,852**
Cash and cash equivalents at beginning of the year	1,909,363	868,116
Effect of foreign exchange rate changes on cash balances	12,026	12,395
Cash and cash equivalents at end of the year	**1,083,645**	**1,909,363**

1(d)(i) **Statement of Changes in Equity**

As at 31/12/2002 vs 31/12/2001

	<------ Group ------>								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/1/2001	2,517	3,454	65	3	1,070	(25)	4	(41)	7,047
Effects of change in accounting policies								1	**1**
Effects of adopting SAS 12								10	**10**
Loss for 2001, as restated								(281)	**(281)**
Dividends paid								(38)	**(38)**
Transfer to capital reserve			23					(23)	**-**
Transfer to capital redemption reserve				2				(2)	**-**
RCCPS redemption premium & translation differences		(25)							**(25)**
Net deficit on revaluation of investment properties & properties under devt.					(381)				**(381)**
Realised revaluation reserve transferred to P/L account					(305)				**(305)**
Share of assoc & jv companies net revaluation deficits					(43)				**(43)**
Foreign currency translation differences						13			**13**
Addition/disposal of subsidiaries and assoc. cos.							3		**3**
Others			6	(1)					**5**
Balance as at 31/12/2001	**2,517**	**3,429**	**94**	**4**	**341**	**(12)**	**7**	**(374)**	**6,006**
Profit for 2002								290	**290**
Dividends paid								(59)	**(59)**
Transfer to revenue reserve			(3)					3	**-**
Convertible bonds			30						**30**
Net (deficit)/surplus on revaluation of investment properties & properties under devt.					(259)				**(259)**
Realised revaluation reserve transferred to P/L account					(130)				**(130)**
Revaluation surplus for an investment property reclassified from PPE held by an assco. co.					111				**111**
Share of assoc & jv companies net revaluation deficit					(63)				**(63)**
Revaluation deficit charged to P/L					41				**41**
Foreign currency translation differences						5			**5**
Dilution/disposal of subsidiary and assoc. cos.						7	11		**18**
Others								(1)	**(1)**
Balance as at 31/12/2002	**2,517**	**3,429**	**121**	**4**	**41**	**-**	**18**	**(141)**	**5,989**

5(d) **Reclassification of Interest Income/Expenses pertaining to Financing Vehicles**

After review, the Group is of the view that for companies whose businesses are in the funding and other financing activities, it is more appropriate to classify the interest income earned by these companies as revenue and the interest expense incurred as cost of sales. As such, the comparative figures have been restated as follows:-

	<--------- 2001 --------->	
	Previously Reported S$'000	**Restated S$'000**
Group's Profit & Loss Account:-		
Interest income	83,990	52,272
Interest on borrowings	(432,778)	(408,194)
Segmental Results by SBU:-		
Commercial & Financial SBU's Turnover	489,477	521,195
Commercial & Financial SBU's EBIT	384,545	359,961

5(e) **Australand's Change in Accounting Policy for Recognition of Sales and Profits**

In the 2002 1H results announcement released on 26 July 2002, it was disclosed that subsidiary Australand changed its income recognition policy pertaining to development projects for sale. The Group has also reviewed the various income recognition trigger points across all countries and concluded that they need not be aligned as they are in line with local circumstances and conditions.

Arising from Australand's change of income recognition policy, the prior years' comparative numbers of the overall CapitaLand Group were restated and the impact with respect to the net profit, the opening revenue reserve and the net tangible assets is as disclosed below:-

	Increase/(Decrease) $M
Net profit for the year ended 31 December 2001	(4.8)
Opening revenue reserve at 1 January 2001	4.8
Opening revenue reserve at 1 January 2002	-
Net tangible assets at 31 December 2001	-

The impact of this change in income recognition policy by Australand on the overall CapitaLand Group's current year results is an increase of S$5.1 million.

In addition, the 2001 comparative numbers in the segmental results are also restated as follows:-

	<--------- 2001 --------->	
	Previously Reported S$'000	**Restated S$'000**
Segmental Results by SBU:-		
Residential SBU's Turnover	2,005,927	1,839,442
Residential SBU's EBIT	(340,777)	(352,240)
Segmental Results by Geographical Location:-		
Australia & New Zealand's Turnover	1,228,954	1,062,469
Australia & New Zealand's EBIT	122,009	110,546

5(f) **Raffles Holdings' Adoption of Split Accounting for Investment Properties**

Prior to 1/1/2002, Raffles Holdings Group's policy was to reclassify an entire property as investment property or property, plant and equipment depending on whether it is occupied substantially for usage, or in the operations of Raffles Holdings Group. From 1/1/2002, Raffles Holdings Group changed its accounting policy to separately accounts for units of a property where the units could be sold or leased out separately. This is to better reflect the substance and economic reality of Raffles Holdings Group's principal activities. Units that are held to earn rentals or for capital appreciation are accounted for as investment property and carried at their open market valuations. Owner-occupied units are treated as property, plant and equipment and carried at cost less accumulated depreciation. Transfers between investment property and property, plant and equipment are made when there is a change in use.

The change in accounting policy is applied retrospectively and the comparative figures are restated accordingly. The effect of this change in accounting policy is to increase depreciation of the overall CapitaLand Group for the financial years ended 31/12/2001 and 31/12/2002 by $0.8 million each.

The net effect arising from Raffles Holdings Group's adoption of the change in accounting policy on the overall CapitaLand Group's net profit, opening revenue reserve and the net tangible asset was as follows:-

	Increase/(Decrease) $M
Net profit for the year ended 31 December 2001	(0.2)
Opening revenue reserve at 1 January 2001	(3.3)
Opening revenue reserve at 1 January 2002	(3.5)
Net tangible assets at 31 December 2001	(2.9)

In addition, the 2001 comparative numbers in the segmental results are also restated as follows:-

	<-------- 2001 --------->	
	Previously Reported	Restated
Segmental Results by SBU:-	S$'000	S$'000
RHL Group & RCH SBU's EBIT	338,912	338,107

For investment properties owned by other subsidiaries in the CapitaLand Group, the impact to the overall CapitaLand Group's financial statements if split accounting is also adopted is not material. Nevertheless, in view of the prospective ED/SAS 40 on Accounting for Investment Properties, the Group intends to review the accounting policy for investment properties.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue is 2,517.3 million (2001: 2,517.3 million) during the financial year under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise prices are equal to or above the market share price of the Company as at 31 December 2002 $1.11 are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis is 2,517.3 million (2001: 2,517.3 million).

		<-------- Group -------->	
		2002	2001
6(a)	EPS based on weighted average number of ordinary shares in issue	11.5	(11.2)
6(b)	EPS based on fully diluted basis	11.5	(11.2)

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	Group 2002	Group 2001	Company 2002	Company 2001
NAV per ordinary share	$2.38	$2.39	$1.97	$1.97
NTA per ordinary share	$2.37	$2.37	$1.97	$1.97

The Group's net assets value per share and net tangible assets per share remained relatively unchanged as the reduction in revaluation reserves was offset by the profit for the year.

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	4Q 2002 (3 mths)	3Q 2002 (3 mths)	FY 2002 (12 mths)	FY 2001 (12 mths) (Restated)*	4Q 2001 (3 mths) (Restated)*
Sales	998.0	774.4	3,264.0	3,233.2	589.3
EBIT	175.0	256.2	767.1	368.8	(2.9)
Finance costs	(71.7)	(65.8)	(283.2)	(408.2)	(101.2)
PBT	103.3	190.4	483.9	(39.4)	(104.1)
PATMI	49.9	141.7	290.2	(281.4)	(95.5)

* *Restated due to adoption of SAS 12 on Income Taxes and certain changes in accounting policies. Please refer to Paragraph 5 for details.*

4Q 2002 vs 3Q 2002

The Group recorded a turnover of $998.0 million for 4Q 2002 which was 28.9% higher than the $774.4 million achieved in 3Q 2002. The increase came mainly from the residential, hotels and property services sectors. The higher residential turnover was mainly contributed by Australand while our hotels are seasonally stronger in the last quarter of the year. Our property services sector recorded higher turnover as a result of higher progress billings of building projects and contribution from new contracts secured in 4Q 2002.

The Group's 4Q profit after tax and minority interests ("PATMI") of $49.9 million was less than the $141.7 million recorded in 3Q 2002. The lower profit was due to revaluation deficits of investment properties amounting to $59.0 million which was charged to the profit and loss account. In addition, the $17.8 million in portfolio gains achieved in 4Q is $93.0 million less than the $110.8 million reported in 3Q. These negative variances were partially mitigated by year-end adjustments for tax provision which reduced tax expenses by of $21.6 million in 4Q as compared to 3Q.

In 4Q, the Group successfully securitised the sales receivables from the Waterina residential project, enabling cash flows to be brought forward from the deferred payment scheme. About $130 million was raised. Consequently, the Group's net debt further decreased to $5.7 billion at year-end from $6.0 billion at end September 2002. In tandem, Group's gearing improved further to 0.73 from 0.75. Net tangible assets remained steady at $2.37 per share.

Full Year 2002 vs Full Year 2001

The Group's turnover for FY2002 was $3,264.0 million, 1.0% higher than $3,233.2 million generated in FY2001. The full year contribution from Swissotel, higher residential revenue from China and improved performance from serviced residences in China and New Zealand offset the loss of revenue from assets divested and lower turnover from the Canary Riverside project in United Kingdom and Ascott's residential projects in Australia as the remaining units were substantially sold in 2001.

The Group achieved a PATMI of $290.2 million for 2002. This was a turnaround from the loss position of $281.4 million recorded for 2001. The turnaround was mainly a result of higher contributions from overseas residential and serviced residences operations, as well as lower depreciation expense, lower tax expense and substantially lower interest expense. In addition, it was not necessary to make provisions of the same magnitude made in 2001 when total provisions of $691.6 million were taken.

However, the market environment remained difficult and challenging in 2002. The market values of investment properties, especially those of Singapore office properties declined further in 2002. The Group commissioned independent external valuations for the year-end revaluation exercise. Total revaluation deficits amounted to $362.9 million. As there was insufficient revaluation reserve to cushion the decline in values of investment properties in Singapore and certain other countries, an amount of $59.0 million was charged to the profit and loss account.

The Group continued its strategy to monetise its assets. Portfolio gains in 2002 totalled $170.0 million compared to $431.8 million achieved in 2001. The portfolio gains in 2002 were mainly contributed by the listing of the CapitaMall Trust ("CMT") and the sale of two sites in Indonesia.

At the time of the merger in November 2000, the Group's net borrowings were $8.2 billion and gearing was 0.92. The Group is pleased to announce that it has successfully executed its strategy to lower its debt level in the past two years. This was achieved through a variety of means, including securitisations, outright divestments of non-core assets, realisation of capital values and the listing of CMT, the first REIT in Singapore. Cash inflows from these transactions amounted to about $2.3 billion in the two years. Consequently at 2002 year-end, the net debt has fallen to $5.7 billion and gearing has improved to 0.73. As a result of the reduced borrowings, interest expense was also substantially lower. For 2002, the interest expense charged to the profit and loss account was $283.2 million vs $408.2 million for 2001, a substantial reduction of $125.0 million or 30.6%.

Segment Performance

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

4Q 2002 turnover of $101.0 million was 2.5% higher than 3Q 2002 due to higher management fees earned. EBIT of $24.2 million in 4Q 2002 was however lower than 3Q by about $93.9 million or 79.5%. The decrease in contributions from operations was marginal, from $61.4 million to $54.3 million. The reduction in EBIT was largely due to revaluation deficits of investment properties amounting to $46.4 million charged to the profit and loss account, and lower portfolio gain in 4Q as the sale of Kebayoran in Indonesia only generated a profit of $24.3 million as compared to a $50.8 million gain recorded from the listing of CapitaMall Trust in 3Q.

Comparing FY2002 to 2001, turnover of $451.3 million was $69.9 million or 13.4% lower. The decline was mainly attributable to lower overseas revenue as fewer of the remaining units at Canary Riverside in the United Kingdom were sold. Revenue from Singapore operations was higher due to full occupancy at Capital Tower, contributions from Junction 8 and Funan IT Mall for six months prior to CapitaMall's IPO and increased management fee income.

EBIT of $290.4 million was $69.5 million or 19.3% lower due to lower portfolio gain of $76.6 million recorded in 2002 as compared to $124.6 million in 2001 and revaluation deficits charged to the profit and loss account. However, EBIT from operations grew by 11.0%.

Residential SBU: CapitaLand Residential Limited ("CRL")

4Q 2002 turnover of $681.0 million was $212.1 million higher than 3Q 2002. Singapore turnover recorded an increase of $33.0 million. Australian operation was the main contributor recording an increase of $178.2 million. 4Q 2002 EBIT of $112.9 million was higher than the previous quarter by $46.1 million. The increase in EBIT was generally in line with the increased turnover.

In the 4th quarter, SunHaven obtained TOP and Glentrees (176 units) was launched for sale.

In Shanghai, CRL also launched half of the 8 blocks of Summit Residences and were well received with more than 94% take-up rate.

FY 2002 turnover of $1,964.9 million was higher by $125.5 million or 6.8% increase compared to last year. Our China operation contributed good revenue growth of 6.3%, which mainly arose from continuing contribution from Summit Panorama and Manhattan Heights, as well as revenue recognition of Summit Residences in Shanghai. Turnover from Australia operation was also higher than 2001. For Singapore, there was a decrease in turnover as more completed stocks were sold in 2001.

FY 2002 EBIT was $290.0 million compared to a loss of $352.2 million recorded for FY 2001. Singapore operation achieved an EBIT of $48.2 million, which included $22 million write-back for Waterina project, reflecting a turnaround from a loss of $487.4 million in 2001. EBIT for China operation amounted to $65.7 million, recording a robust growth compared to last year.

Serviced Residences SBU: The Ascott Group ("Ascott")

4Q 2002 turnover of $50.4 million was $9.4 million lower than 3Q turnover of $59.8 million. This was largely due to lower remaining residential sales. 4Q EBIT of $5.5 million was lower than 3Q as portfolio gain in the last quarter was $0.2 million compared to $9.1 million in the previous quarter.

Comparing FY2002 to 2001, turnover of $232.4 million was lower by 17.6%. The reduction in turnover was largely due to Ascott's non-core residential and retail businesses being phased out. On the other hand, serviced residences revenue grew 12.7% or $17.6 million as a result of new contributions from Oakford and China operations offset by lower contribution from the Singapore serviced residences. 2002 EBIT of $67.9 million was higher than $48.4 million recorded last year. This was due to higher contribution from the serviced residences business.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

4Q 2002 turnover of $135.6 million was $12.3 million or 10.0% higher than that recorded in the previous quarter. The increase across all geographical segments was due to the seasonally stronger 4Q. In addition, there was a $21.8 million write-back arising from the successful resolution of post-completion matters and legal issues relating to the Swissotel acquisition. Accordingly, EBIT at $26.0 million was also higher than the $8.6 million recorded in 3Q.

FY2002 turnover grew 8.6% to $517.8 million from the $476.6 million recorded in 2001. This was due to better operating performance and the full year consolidation of Swissotel which more than offset the deconsolidation of revenue from Tincel Properties (which owns Raffles City Complex) following the partial sale of 55% stake of Tincel Properties.

FY2002 EBIT of $65.5 million was much lower than FY2001's EBIT of $338.1 million which included a significant gain of $462.4 million from the partial sale of Tincel Properties. Excluding this significant gain, EBIT improved in 2002 over 2001 due to better operating performance.

Property Services SBU: PREMAS

4Q 2002 turnover of $35.0 million was $7.4 million or 27% higher than the previous quarter. This was attributed to higher progress billings of building projects and contribution from new contracts secured in 4Q 2002. Correspondingly, EBIT increased by $1.3 million. However, this increase in EBIT was offset by a one-time loss of $1.4 million due to the divestment of investment portfolio in December 2002. As a result, EBIT dropped by $0.1 million or 6.6% from $2.2 million to $2.1 million.

Compared with full year 2001, turnover increased by $3.4 million or 2.9% from $115.5 million to $118.9 million. This was largely due to additional contracts secured and contributions from new business activities such as indoor air quality, energy management and customer contact centre. However, EBIT dropped by almost $3 million due mainly to lower margins and start-up costs relating to new business activities.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current announced results are in line with the prospect statement previously disclosed to shareholders in the 2002 3rd quarter announcement.

10. Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

With the continuing uncertainties in the political and economic environments, we expect soft market conditions in the office and industrial sectors to prevail in the first half of 2003. The retail sector, particularly suburban malls, is expected to remain resilient. The SBU is taking advantage of the completion of the North-East MRT line to reposition and enhance Plaza Singapura, located at the Dhoby Ghaut North-East Interchange station. Work on repositioning Clarke Quay is continuing in 2003. Benefits resulting from these repositioning and asset enhancement activities will only be realized in the following years. In 2003, the SBU will focus on improving its portfolio yield and on increasing its fee based income through expanded financial and fund management activities. Despite the challenging environment, the SBU expects to be profitable in 2003.

Residential SBU: CapitaLand Residential Limited ("CRL")

There were signs of recovery in the residential market in Singapore during the first half of 2002. However, sales activity slowed down in the last quarter amidst global economic uncertainty. CRL expects 2003 to continue to be challenging.

Following the successful launch of Summit Residences in 2002, CRL expects its China operations to achieve strong turnover and EBIT growth in 2003. CRL will also continue with its launches in Shanghai and Beijing in 2003.

Australand will continue to make a positive impact on Group's profitability. Its performance is expected to exceed that of 2002.

Overall, CRL expects 2003 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

In the year under review, Ascott continued its strategic drive to transform itself into a pure-play global serviced residence business and divest its non-core assets in the retail and residential sectors. Todate, Ascott has divested 60% of its non-core assets and sales proceeds were used to pare down debt and to fund growth in the serviced residence sector.

In December 2002, Ascott's shareholders voted overwhelmingly in support of its 50% stake in the Citadine group with a call option to purchase the remaining 50% by May 2004. With the acquisition, Ascott's portfolio will expand from the current 8,400 units to over 13,500 units, bringing the Group closer to achieving the set target of 15,000 units by 2005 and extending its market leadership to Europe as well. It will have operations in cities in 15 countries, up from the base of 6,000 units in 10 countries when the Somerset and Ascott groups first merged.

The global economic recovery has been slower and more drawn out than expected. Despite this, barring any major unforeseen events, Ascott expects 2003 to remain profitable.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

For 2003, the lodging industry is expected to continue to be impacted by the weak corporate travel market as a result of slower economic growth. Global industry room rates are forecast to remain flat or decline slightly while occupancy rates are expected to remain stable or increase slightly in the later part of 2003.

Raffles will continue to push its topline initiatives and cost containment programmes in 2003. In line with the economic and industry outlook, Raffles expects operating conditions to remain challenging in 2003. Performance of operations in 2003 is expected to remain flat compared to 2002. Nevertheless, Raffles expects to be profitable for 2003.

Property Services SBU: PREMAS

PREMAS will continue to focus on regional expansion whilst strengthening its operations in Singapore. Overall, PREMAS is expected to be profitable in 2003.

GROUP OVERALL PROSPECTS FOR 2003

Since CapitaLand's formation over two years ago, the Group has focused on its core businesses and made significant progress towards reaching its strategic goals. The Group has divested non-core assets and strengthened its financial position, thereby improving its competitive advantage and increasing its resilience. Although it is impossible to predict what impact the outbreak of hostilities would have on its business, the Group is well-positioned to meet the challenges it will face in 2003 and take advantage of opportunities upon economic recovery.

This year, the Group anticipates launching three residential projects in Singapore. It also expects increased contribution from its China operations as it launches more than one thousand residential units in Shanghai and Beijing in 2003. CapitaLand Financial will seek to establish property funds and create real estate-related financial products in Singapore and abroad. The Group anticipates that earnings from its Australia operations will exceed that recorded in 2002. Listed companies, Raffles Holdings and The Ascott, have announced that they expect to be profitable in 2003.

While the Group has been monetising assets, it has seized opportunities to reinvest proceeds in higher yielding investments. The Group will continue to consider such opportunities in 2003 as it monetises another $500 million, or more, of its assets. However, it will maintain a comfortable gearing level.

The continuing weak economic environment will have an effect on the Group's operations. However, barring unforeseen circumstances, CapitaLand expects 2003 to be profitable.

11. Dividend

11(a) Any dividend declared for the current financial period? Yes.

Name of Dividend :	First & Final
Dividend Type :	Cash
Dividend Rate :	5% per ordinary share less tax
Par value of shares :	$1.00
Tax Rate :	22%

11(b) Previous Corresponding Period

Name of Dividend :	First & Final	Preferential Dividend
Dividend Type :	Cash	Cash
Dividend Rate :	3% per ordinary share less tax	2% per preference share less tax
Par value of shares :	$1.00	US$1.00
Tax Rate :	22%	24.5%

11(c) Date payable : To be announced at a later date.

11(d) Books closure date : To be announced at a later date.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13. Segmental Revenue & Results

13(a)(a) By Strategic Business Units (SBUs) – 4Q 2002 vs 3Q 2002

	Turnover 4Q 2002 (3 mths) S$'000	Turnover 3Q 2002 (3 mths) S$'000	Turnover % Change	Profit before interest & tax 4Q 2002 (3 mths) S$'000	Profit before interest & tax 3Q 2002 (3 mths) S$'000	Profit before interest & tax % Change
Commercial & Financial	101,020	98,546	2.5	24,240	118,123	(79.5)
Residential	680,957	468,846	45.2	112,871	66,753	69.1
The Ascott Group	50,373	59,768	(15.7)	5,455	18,260	(70.1)
RHL Group & RCH	135,627	123,309	10.0	26,007	8,553	204.1
Property Services Group	34,955	27,531	27.0	2,053	2,198	(6.6)
Others and consolidation adjms	(4,888)	(3,600)	35.8	4,356	42,297	(89.7)
Group	**998,044**	**774,400**	**28.9**	**174,982**	**256,184**	**(31.7)**

13(a)(b) By Strategic Business Units (SBUs) – FY 2002 vs FY 2001

	Turnover 2002 S$'000	Turnover 2001 S$'000 (Restated)	Turnover % Change	Profit before interest & tax 2002 S$'000	Profit before interest & tax 2001 S$'000 (Restated)	Profit before interest & tax % Change
Commercial & Financial	451,317	521,195	(13.4)	290,412	359,961	(19.3)
Residential	1,964,930	1,839,442	6.8	289,950	(352,240)	NM
The Ascott Group	232,413	282,070	(17.6)	67,905	48,448	40.2
RHL Group & RCH *	517,821	476,629	8.6	65,526	338,107	(80.6)
Property Services Group	118,905	115,546	2.9	8,291	11,264	(26.4)
Others and consolidation adjms	(21,378)	(1,710)	NM	45,000	(36,764)	NM
Group	**3,264,008**	**3,233,172**	**1.0**	**767,084**	**368,776**	**108.0**

Note : *Comparative figures have been restated. Please see Paragraph 5 for details.*

* *CapitaLand Group has aligned with Raffles Holdings' depreciation rates for its hotels with effect from 1/1/2002. Hence, no further additional depreciation will be put through at CapitaLand Group's level from 2002 onwards. For FY 2001, the additional depreciation charged was $23.1M.*

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Turnover 2002 S$'000	Turnover 2001 S$'000	Turnover % Change	Profit before interest & tax (including exceptional items) 2002 S$'000	Profit before interest & tax (including exceptional items) 2001 S$'000	Profit before interest & tax (including exceptional items) % Change
The Ascott Group	232,413	282,070	(17.6)	66,198	112,757	(41.3)
Raffles Holdings Group	383,996	358,602	7.1	70,862	266,027#	(73.4)

\# *Restated due to adoption of revised SAS 12 (2001) on Income Taxes and the adoption of split accounting for investment properties. Please see Paragraph 5 for details.*

13(a)(c) **By Geographical Location – 4Q 2002 vs 3Q 2002**

	Turnover			Profit before interest & tax		
	4Q 2002 (3 mths) S$'000	3Q 2002 (3 mths) S$'000	% Change	4Q 2002 (3 mths) S$'000	3Q 2002 (3 mths) S$'000	% Change
Singapore	298,661	291,587	2.4	62,261	157,839	(60.6)
Australia & New Zealand	509,493	304,881	67.1	75,538	32,621	131.6
China	47,605	57,346	(17.0)	1,000	15,747	(93.6)
Asia (excl. Sgp & China)	66,816	49,476	35.0	28,075	32,440	(13.5)
Europe	66,432	62,692	6.0	(28)	17,386	NM
Others	9,037	8,418	7.4	8,136	151	NM
Group	**998,044**	**774,400**	**28.9**	**174,982**	**256,184**	**(31.7)**

13(a)(d) **By Geographical Location – FY 2002 vs FY 2001**

	Turnover			Profit before interest & tax		
	2002 S$'000	2001 S$'000 (Restated)	% Change	2002 S$'000	2001 S$'000 (Restated)	% Change
Singapore	1,269,213	1,404,109	(9.6)	424,710	295,225	43.9
Australia & New Zealand	1,220,924	1,062,469	14.9	151,830	110,546	37.3
China	341,063	327,024	4.3	91,261	(8,889)	NM
Asia (excl. Sgp & China)	120,243	126,402	(4.9)	61,550	5,701	979.6
Europe	275,993	289,611	(4.7)	22,376	4,204	432.3
Others	36,572	23,557	55.2	15,357	(38,011)	NM
Group	**3,264,008**	**3,233,172**	**1.0**	**767,084**	**368,776**	**108.0**

Note : Comparative figures have been restated. Please see Paragraph 5 for details.

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to paragraph 9.

15. **Breakdown of sales**

		Group 2002 $'000	Group 2001 $'000	% Change
(a)	Sales reported for first half year	1,491,564	1,757,413	(15.1)
(b)	Operating profit/(loss) after tax before deducting minority interests reported for the first half year	141,935	(78,449)	NM
(c)	Sales reported for second half year	1,772,444	1,475,759	20.1
(d)	Operating profit/(loss) after tax before deducting minority interests reported for the second half year	255,326	(64,304)	NM

16. **Breakdown of Total Annual Dividend (in dollar value) of the Company**

	2002 ($'000)	2001 ($'000)
Ordinary (less tax)	98,177	57,018
Preference (less tax)	-	6,330
Total (less tax)	**98,177**	**63,348**

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Lim Mei Yi
Company Secretary
6 February 2003

CapitaLand

Embargoed for release after
5.05 pm, 6 February 2003

CapitaLand turns around with S$290.2 million net profit

Singapore, 6 February 2003 – The CapitaLand Group achieved a profit after tax and minority interests (PATMI) of S$290.2 million for FY2002, reversing a loss position of S$281.4 million in FY2001. The turnaround was partly due to higher contributions from overseas residential properties and more focused hospitality operations. The CapitaLand Group, as a multinational company, now sees continued contribution from its overseas operation to the profitability of the company. Lower depreciation expense, tax expense and interest expense reduced overall operation cost. Provisions were much smaller than that in FY2001. The Group generated cashflow before financing cost, tax and dividends of about S$1.3 billion.

FINANCIAL HIGHLIGHTS

$ million	**2002**	**2001 (restated)**	**% Change**
Turnover	3,264.0	3,233.2	1.0%
Earnings before interest and tax ("EBIT")	767.1	368.8	108.0%
Finance costs	(283.2)	(408.2)	(30.6%)
Profit before tax	483.9	(39.4)	NM
Profit after tax and minority interests ("PATMI")	**290.2**	**(281.4)**	**NM**

CapitaLand

Group turnover for FY2002 was about S$3.26 billion, 1.0% higher than about S$3.23 billion in FY2001. The dynamics of the overseas operation has become an important contributor to the Group. The Group saw higher residential revenue from China, and improved performance from serviced residences in China and New Zealand. These developments and the full year contribution from Swissotel have offset the loss of revenue from assets divested and lower turnover from Canary Riverside project in the UK and the Ascott's residential projects in Australia.

The Group's strategy to monetise assets reaped portfolio gains of S$170.0 million in FY2002, against S$431.8 million in FY2001. The gains in FY2002 were mainly from the listing of CapitaMall Trust and the sale of two sites in Indonesia. Since the merger two years ago, the Group has monetised about S$3.1 billion worth of its assets.

The Group has also successfully executed its strategy to lower its debt level. By end FY2002, the net debt level stood at S$5.7 billion, down substantially from S$8.2 billion at the time of the merger in November 2000. Gearing has also improved to 0.73, from 0.92 at the time of the merger. The reduced borrowings have led to a substantial 30.6% reduction in interest expense. Interest expense in FY2002 was S$283.2 million, compared to S$408.2 million for FY2001. Net tangible assets per share remained steady at S$2.37 per share.

Against a continuing difficult business environment, the market values of investment properties, especially office buildings in Singapore, had declined further in FY2002. The Group commissioned independent external valuations for the year-end revaluation exercise. Total revaluation deficits amounted to S$362.9 million. As there was insufficient revaluation reserve to cushion the decline in values of investment properties in Singapore and certain other countries, an amount of S$59.0 million was charged to the profit and loss account.

CapitaLand

2003 Prospects:

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "In spite of the difficult last two years, we have made significant progress in systematically achieving our strategic goals. We shed non-core assets, strengthened our financial position, sharpened the focus of our hospitality businesses, and changed the complexion of the traditional property business by pioneering a range of real estate financial products, such as REITs."

"Given our healthy financial position, a balanced portfolio of real estate and hospitality businesses, and a strong operational presence in selected gateway cities, we are well-placed and focused to meet the challenges in 2003. We are, however, mindful of the macro economic situation that could impede our efforts. Nonetheless, barring unforeseen circumstances, we expect 2003 to be profitable," he added.

--- END ---

For more information, please contact:

George Tanasijevich
SVP, Equity Markets
Tel: 68233 535

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full FY2002 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

CapitaLand

Profitable in a Difficult Year

Full-Year 2002 Results Presentation
6 February 2003

2

Liew Mun Leong

President & CEO
CapitaLand Limited

CapitaLand

3

A Profitable 2002

S$ (million)	2002	2001	Trend	Change
REVENUE	3,264	3,233	↑	1%
EBIT	767	369	↑	108%
PBT	484	-39	↑	Turnaround
PATMI	290	-281	↑	Turnaround
Net Debt	5,690	6,889	IMPROVED	17%
D/E ratio	0.73	0.67	IMPROVED	
Dividend	5¢	3¢	↑	67%

CapitaLand

4

Major Achievements

CapitaLand

5

Delivered Results

- *Pioneered Singapore's first REIT: $738m in size*
- Strengthened financial position: D/E of 0.73
- Expanded overseas presence and increased contributions: 33% of assets & 61% of revenue
- Exceeded monetisation target: $1.1 billion
- Increased fee income by 20%
- Exceeded cost savings target: $52 million

CapitaLand

6

Pioneered Singapore's First REIT

Strategic accomplishments
- Increased fee-based income – $8.3 million of recurring annual fee income
- Lightened balance sheet by $650 million
- Net divestment gain of $101 million
- Reduced debt by $599 million
- $738 million market capitalization

Surpassed expectations
- IPO 5 times subscribed
- Unit price up 5% as at end 2002
- Annualized distribution yield 8.4% above forecast

CapitaMall Trust

CapitaLand

Strengthened Financial Position

7

✓ Reduced Finance Costs

✓ Improved Gearing

✓ Increased Percentage of Fixed Rate Loans


423
0.92
0.87
0.73
42%
43%

CapitaLand

Improved Financing Efficiency

8

$198m securitisation of The Waterina
Top tranche rated AAA by S&P, Moody's and Fitch

$220m loan for CapitaMall Trust
Rated AAA by S&P, Moody's and Fitch

$380m convertible bonds
The lowest yield for all Asia ex-Japan CB issues as of date of issue

Exercised call options on 268 Orchard Rd and Robinson Point bonds
To achieve interest savings

CapitaLand

Expanded China Presence

9

Wholly Foreign Owned Enterprise Status
Flexibility in capital flow

Sold a total of 891 residential units in China
Launched Summit Residences; sold 95% of 436 units

Improved Returns:



Purchased two more residential sites (3,450 potential units) and one more commercial site (GFA: 360,000 sf)

Commenced leasing for Raffles City Shanghai
Retail NLA: 28,000 sq m Office Lettable GFA: 83,000 sq m

PREMAS JV with Cushman & Wakefield
Extended range of property services

CapitaLand

THE ASCOTT GROUP Grew Ascott's Global Footprint

10

Citadines Acquisition:
- Added 5,100 units to Ascott's portfolio
- Earnings accretive

Entry into Japan:
- Opened the 64-unit Somerset Roppongi, Tokyo
- Opening the 79-unit Somerset Higashi-Azabu, Tokyo
- Manage 200 units for corporate leasing

THE ASCOTT CapitaLand

Raffles Grew Raffles' Global Footprint

11

Added two new management contracts:
- Swissotel The Celik Palas, Bursa, 174 rooms
- Swissotel The Grand Hotel Efes, Izmir, 353 rooms

Entered strategic alliance with Okura Hotel Group
- Established marketing foothold in key Japanese cities and international gateways (Shanghai, Honolulu)

Raffles CapitaLand

Monetised $1.1 billion

12

Realised gain of $170m


To
$1 billion

Major assets monetised in 2002:

Name	Location
CapitaMall Trust	Singapore
Tampines Finance Park	Singapore
Costa Sands	Singapore
Cuppage Terrace	Singapore
Shanghai Yong Liang	Shanghai
Somerset Grand	Shanghai
Ascott Mayfair	London
Land parcels	Jakarta

CapitaLand


13
Increased Fee Income
$171m
$205m
Commercial/Financial
Ascott
Raffles
PREMAS
2001
2002
CapitaLand


14
Exceeded Synergistic Cost Savings Target
Construction A & A*
Energy
Insurance
Building Maintenance
Synergistic Cost Savings
Hospitality
Engineering Maintenance
Administration
Advertisement & Promotion
Office Supplies
2002 Target
Saved $52 million!
CapitaLand


15
Group Financials
CFO
CapitaLand Limited
CapitaLand


16
Stable Revenue
$3,233m
$3,264m
PREMAS
Ascott
Comm/Fin
Raffles
Residential
2001
2002
CapitaLand


17
Strong EBIT Growth
$389m
$787m
2001
2002
CapitaLand


18
PBT Turnaround
($39m)
$484m
2001
2002
CapitaLand

82-4507

19

PATMI Turnaround



400
300
200
100
0
-100
-200
-300
-400
$280m
2002
($281m)

CapitaLand

20

Business Units Financials

CapitaLand

21

Commercial/Financial – Increased Fee Income

	2002	2001	Change
Revenue ($ m)	451	521	⬇ 13%
EBIT ($ m)	290	360	⬇ 19%

Revenue

- Higher contribution from Singapore
- Higher management fee income
- Lower overseas revenue

EBIT

- Higher EBIT from operations
- Lower monetisation gains
- Revaluation deficits charged to P/L

CapitaLand

22

Office – Outperformed the Market

Occupancy:



100%
90%
80%
70%
Dec '01
Dec '02

Rental:
CL portfolio average vs. Market (URA)



110
100
90
80

Key: CapitaLand's ... Market

CapitaLand

23

Retail – Outperformed the Market

Occupancy:



100%
90%
80%
70%
Dec '01
Dec '02

Rental:
CL portfolio average vs. Market (URA)



110
100
90
80

Key: CapitaLand's Portfolio Market

CapitaLand

24

Residential – Higher Overseas Contribution

Revenue ($ million)	2002	2001	Change
Singapore	506	551	-8%
China	295	277	6%
Australia	1,155	1,001	15%
Others	9	10	-10%
Total	1,965	1,839	7%

EBIT ($ million)	2002	2001	Change
Singapore	48	(487)	nm
China	66	26	154%
Australia	154	128	20%
Others	22	(19)	nm
Total	290	(352)	nm

CapitaLand

Serviced Residences – Improved EBIT

	2002	2001	Change
Revenue ($ m)	232	282	↓ 18%
EBIT ($ m)	68	48	↑ 40%

Revenue

- Serviced residences revenue grew 12.7%
- Non-core businesses being phased out

EBIT

- Higher contribution from serviced residences business

THE ASCOTT CapitaLand

25

Hotel – Increased Operating Profits

Earnings	2002	2001	Change
Revenue ($ m)	518	477	↑ 9%
EBIT ($ m)	66	338	↓ 81%

Revenue

- Better operating performance
- 12 month consolidation of Swissotel

EBIT

- Better operating contributions from hotel core business
- Large gross gain of $355m on divestment of Raffles City recorded in 2001

Raffles CapitaLand

26

Property Services – New Contracts

	2002	2001	Change
Revenue ($ m)	119	116	↑ 3%
EBIT ($ m)	8	11	↓ 26%

Revenue

- Secured additional contracts
- Contributions from new business activities

EBIT

- Lower margins
- Start-up costs related to new business activities

PREMAS INTERNATIONAL CapitaLand

27

Analysis of Profit after Tax and MI

$ million	2002	2001	Change
EBIT	767	369	108%
Finance Costs	(283)	(408)	Improved 31%
PBT	484	(39)	Turnaround
Tax	(87)	(103)	Improved 16%
MI	(107)	(139)	
PATMI	290	(281)	Turnaround

CapitaLand

28

Strong Cash Flow In 2002

	$ million
Net Cashflow from Operations	1,470
Divestments	634
Investments & Capital Expenditure*	(831)
Net Cashflow before Financing Cost, Tax and Dividends	1,273

* Includes cost of acquiring new residential sites

CapitaLand

29

Key Financial Ratios

	Dec-02	Dec-01	Change
NTA per share ($)	2.37	2.37	Stable
Net Debt/Equity	0.73	0.87	Improved
Interest Cover Ratio (ICR)	3.03	0.92	Improved
Interest Servicing Ratio (ISR)	4.61	3.31	Improved

ICR = (Profit before MI, Tax and Net Interest Expense) / Net Interest Expense

ISR = (Operating Cashflow + Investing Cashflow) / Cash Interest Payment

CapitaLand

30

31

Strategy & Outlook

Well positioned to seize opportunities...

CapitaLand

32

Well Positioned

Restructured Businesses & Balance Sheet

Since merger :
- Integrated the merger companies
- Restructured into pure-play companies
- Focused on competencies and gateway cities

Strengthened Balance Sheet
- Reduced asset base
  - Residential sales: $1.6b
  - Investment asset monetised: $3.1b
- $3.4b cashflow generated
- D/E reduced from 0.92 to 0.73

CapitaLand

33

Well Positioned

Balanced Earnings


2002 EBIT by Sector
Hospitality, $133m, 17%
Others, $54m, 7%
Residential, $280m, 38%
Commercial, $280m, 38%
2002 EBIT by Geography
China, $91m, 12%
Others, $93m, 13%
Australia, $152m, 20%

CapitaLand

34

Well Positioned

Increased Overseas Earnings


Singapore vs Overseas EBIT
$ (m)
600
400
300
200
100
0
$342m
$268m
Singapore
Overseas

CapitaLand

35

Well Positioned

Increased Fees & Lowered Costs

Increased fee income in 2002
- Commercial/Fund Management: $25m
- Hospitality: $61m
- Property Services: $119m
- Total up $34m from 2001

$34m

Achieved cost savings in 2002
- Interest costs down from $408m to $283m
- Cost savings from synergies: $52m

$52m

CapitaLand

36

Key Thrusts in 2003


CapitaLand
Increase Overseas Contributions
Grow Fee Income
CapitaLise on Core Competencies

Focus, balance, scale

CapitaLand

37

Increase Overseas Contributions

... to enhance earnings.

China operations
- Launch over 1,000 residential units
- Raffles City Shanghai to receive TOP in 2003
- Prospecting for strategic office and hotel investments in Shanghai and Beijing

Australia operations
- Continued positive contribution from Australand
- Consolidate serviced residences operations

CapitaLand

38

Grow Fee Income

... by increasing funds under management.

Pursue North East Asian Initiatives
- Start with China fund
  - Target launch by mid 2003
  - Target fund size of US$100m, with the flexibility to increase to US$200m
  - Primarily in Shanghai and Beijing
  - Focus on mid-market residential developments
- Also explore Japan fund

Grow CapitaMall Trust
- Acquisition of IMM will increase CMT's asset size to about $1.3b

CapitaLand

39

CapitaLise on Core Competencies

Create value through intensive asset management
Plaza Singapura – Secured Carrefour and Best Denki as anchor tenants


Carrefour
BEST

CapitaLand

40

CapitaLise on Core Competencies

Create value through intensive asset management
Clarke Quay – New concept under evaluation



CapitaLand

41

CapitaLise on Core Competencies

Create value through intensive asset management
1 George Street – Redevelopment of Pidemco Centre



CapitaLand

CapitaLise on Core Competencies

Integrate Ascott's European operations


Glasgow
Manchester
London
Barcelona
Tokyo
Shanghai
Hanoi
Bangkok
Makati
Kuala Lumpur
Ho Chi Minh City
Singapore
Jakarta
Surabaya
Sydney
Melbourne
Auckland
Hobart

CapitaLand

CapitaLise on Core Competencies

Deepen Raffles' global footprint


Dusseldorf
Hamburg
Amsterdam
Beijing
Boston
London
Chicago
New York
Washington
Atlanta
Los Angeles
Mallorca
Dalian
Shanghai
Siem Reap
Phnom Penh
Singapore
Basel, Geneva,
Montreux, Zurich
Quito
Lima
Bangkok
Bintan
Sydney
Bali

CapitaLand

CapitaLise on Core Competencies

... by focusing on our "bread & butter" businesses

Launch 3 residential projects in Singapore in 2003

Pursue accretive opportunities while maintaining comfortable gearing level

Drive cost discipline by focusing on EBITDA margin

Further strengthen balance sheet by divesting $500 million, or more, of non-core assets

Expect to remain profitable in 2003

CapitaLand

Thank you

CapitaLand

Questions?

CapitaLand

Additional slides for distribution

CapitaLand

Residential

	Singapore	Australia	China	Total
Units sold in 2002	961	4,447	891	6,299
Units sold in 2001	1,223	4,145	1,412	6,780
Y-on-Y % Change	⬇ 21%	⬆ 7%	⬇ 37%	⬇ 7%

CapitaLand

82-4507

Stages of Income Recognition - S'pore

PROJECT	TOP	UNITS	% Sold Dec-01	% Sold Dec-02	% Completed Dec-01	% Completed Dec-02
TOP (prior 2002)						
The Floravale	Oct-00	754	84%	100%	100%	100%
The Clearwater	Sep-01	420	97%	99%	100%	100%
TOP IN 2002						
Palm Grove	May-02	111	69%	87%	94%	100%
The Loft	May-02	77	44%	66%	70%	100%
Palm Haven	Jul-02	48	27%	44%	60%	100%
SunHaven	Oct-02	295	85%	86%	50%	100%

Note: % sold is based on S&P signed.

CapitaLand

Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold Dec-01	% Sold Dec-02	% Completed Dec-01	% Completed Dec-02
In Progress					
SunGlade	475	80%	89%	15%	69%
Tanamera Crest	288	9%	100%	0%	26%
The Levelz	126	19%	88%	0%	24%
Launched in 2002					
The Waterina	398	NA	89%	NA	14%
The Shelford	215	NA	89%	NA	0%
Belmond Green	163	NA	49%	NA	14%
	(launched)				
Casabella	82	NA	29%	NA	0%
Glentrees	176	NA	27%	NA	5%

Note: % sold is based on S&P signed.

CapitaLand

Stages of Income Recognition - China

Project	TOP	Units	% Sold Dec-01	% Sold Dec-02	% Completed Dec-01	% Completed Dec-02
TOP (prior 2002)						
Parkville	May-99	1001	97%	100%	100%	100%
Springdale	Jun-00	805	88%	100%	100%	100%
In Progress						
Manhattan Heights		254	78%	98%	61%	97%
Summit Panorama		939	61%	98%	50%	97%
Summit Residences		436 (launched)	NA	80%	NA	20%

Note: % sold is based on S&P signed.

CapitaLand

Leases Up For Renewal (% of Area)



60%
50%
40%
30%
20%
10%
0%
24%
29%
28%
32%
20%
29%
35%
31%
18%
Office
Retail
Industrial
2003 2004 2006

CapitaLand

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MASNET No. 71 OF 06.02.2003
Announcement No. 71

CAPITALAND LIMITED

ASSET VALUATIONS

Pursuant to Rule 703 of the SGX Listing Manual, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the following valuations in respect of the following properties held by its subsidiaries that have been undertaken by external valuers:

Description of property	Name of owner	Valuation (S$)	Date of Valuation	Name of Valuer
A 7-storey shopping complex with 2 basement levels and a carpark - Plaza Singapura, 68 Orchard Road, Singapore	Plaza Singapura (Private) Limited	673,000,000	30 Dec 2002	Colliers International Consultancy & Valuation (Singapore) Pte Ltd
A plot of trapezoidal-shaped plot of land with a proposed gross plot ratio 14.57 - Six Battery Road, 6 Battery Road, Singapore	Clover Properties Pte Ltd	688,000,000	30 Nov 2002	Jones Lang LaSalle Property Consultants Pte Ltd
A 52-storey office building with a basement level - Capital Tower, 168 Robinson Road, Singapore	Capital Tower Pte Ltd	810,000,000	30 Nov 2002	Jones Lang LaSalle Property Consultants Pte Ltd
A 50-storey office building with 4 basement levels - Temasek Tower, 8 Shenton Way, Singapore	Temasek Tower Limited	730,000,000	30 Nov 2002	Jones Lang LaSalle Property Consultants Pte Ltd

Copies of the valuation reports of the above properties are available for inspection at CapitaLand's registered office at 168 Robinson Road #30-01, Capital Tower, Singapore 068912, during normal business hours for a period of three months from today.

By Order of the Board

Lim Mei Yi
Company Secretary
6 February 2003

Submitted by Lim Mei Yi, Company Secretary on 06/02/2003 to the SGX

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

CHANGE OF DIRECTORS

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce the resignation of Mr Hsieh Fu Hua and the appointment of Mr Richard Edward Hale as a Director of the Company on 10 February 2003.

With his appointment, Mr Hale will take over from Mr Hsieh as the Chairman of the Audit Committee and a Member of the Risk Committee of the Company.

The Board wishes to express its appreciation to Mr Hsieh for his contributions to the Company. The Board extends its heartfelt congratulations to him on his appointment as Chief Executive Officer of Singapore Exchange Limited and wishes him all the best in his new position.

The Board also welcomes Mr Hale, and with his appointment, the Audit Committee and Risk Committee of the Company now comprise the following members:

<u>Audit Committee</u>

Chairman: Mr Richard Edward Hale (Independent and Non-executive Director)

Members: Mr Sum Soon Lim (Non-executive Director)

Mr Lucien Wong Yuen Kuai (Independent and Non-executive Director)

<u>Risk Committee</u>

Chairman: Mr Sum Soon Lim (Non-executive Director)

Members: Mr Richard Edward Hale (Independent and Non-executive Director)

Mr Lucien Wong Yuen Kuai (Independent and Non-executive Director)

By Order of the Board

Lim Mei Yi
Company Secretary
11 February 2003

s:sec/SGX annc/officers/change of directors-Feb 03.doc
11 Feb 2003

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MASNET No. 89 OF 11.02.2003
Announcement No. 89

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "CHANGE OF AUDIT COMMITTEE MEMBERS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

AC Changes.PDF

Submitted by Lim Mei Yi, Company Secretary on 11/02/2003 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

CHANGE OF AUDIT COMMITTEE MEMBERS

The Board of Directors of the Company wishes to announce the following changes to the Audit Committee with effect from 10 February 2003 :-

1. The resignation of Mr. Richard E Hale as Chairman and Member;

2. The appointment of Mr. Lim Jit Poh, a current Member of the Audit Committee, as Chairman; and

3. The appointment of Mr. Wong Chin Huat, David, an independent director, as a new Member.

Mr. Richard E Hale remains as a Director of the Company.

With the changes, the composition of the Audit Committee is as follow :-

1. Mr. Lim Jit Poh - Chairman
2. Mr. S Chandra Das
3. Mr. Wong Chin Huat, David

By order of the Board
Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
11 February 2003

kk/D:\TAGL\SGX\Announcement2003\Board & Board Committees\A C Changes.doc

MASNET No. 8 OF 14.02.2003
Announcement No. 8

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "CLARIFICATIONS TO NEWSPAPER ARTICLES & NEWSWIRE"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), had on 13 February 2003 issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc - Clarifications on Newspaper Articles & Newswire

reply to ST.pdf

reply to BT.pdf

reply to Bloomberg.pd

Submitted by Lim Mei Yi, Company Secretary on 14/02/2003 to the SGX

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MASNET No. 86 OF 13.02.2003
Announcement No. 86

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Clarifications to Newspaper Articles & Newswire

The Company refers to the articles published on 13 February 2003 in editions of The Straits Times and The Business Times titled : "Raffles to Go on Global Hotel Buying Spree" and "Good Year to Expand Chain of Hotels: Raffles" respectively and the story reported by Bloomberg titled "Raffles CEO Says 2003 is a Good Year for Buying More Hotels". It has clarified with the parties concerned as in attached letters:-

reply to ST.pdf

reply to BT.pdf

reply to Bloomberg.pdf

Submitted by Emily Chin, Company Secretary on 13/02/2003 to the SGX

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Raffles HOLDINGS

Richard Helfer
President & Chief Executive Officer

2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882

Telephone: (65) 63398377
DID: (65) 64301102
Fax: (65) 63360708
rhelfer@raffles.com
www.raffles.com

February 13, 2003

Mr. Sia Chong Yew
Editor – Money Desk
The Straits Times
1000 Toa Payoh North
News Centre, Podium, 2nd Storey
Singapore 318994

Dear Sir,

We refer to your article of February 13, 2003, "Raffles to Go on Global Buying Spree". We note that you have attributed the source of the article to Bloomberg News, nevertheless we wish to make certain clarifications.

Since there was no interview to Bloomberg on acquisition or growth strategy of Raffles Holdings, we can only conclude the article followed after the presentation we gave to the media and analysts during the Group's recent results briefing.

1. The article stated that Raffles Holdings has S$191 million in cash reserves. I assume this number was derived from the cashflow statement in our MASNET announcement of cash and cash equivalent balance at the end of 2002 of S$101 million plus the purchase of short term investments of S$90 million. This is gross cash before debt and has never been presented as cash reserves for acquisition.

2. Reference is made to the phrase "buying spree" in the heading of the article. We wish to clarify that neither in our results announcement and presentation to analysts and the media on January 28, 2003 nor in our conversation with Bloomberg on January 29, 2003 was this phrase used or impression ever given.

3. We have however stated that the Group will continue to leverage its strong balance sheet and selectively pursue growth opportunities in its core hotel business in targeted key international destinations.

We wish to reiterate that at our presentation to analysts and media, our key messages were as follows:

- The Group's performance of operations in 2003 is expected to remain flat compared to 2002 which is in line with the global economic and industry outlook.
- The Group will continue to push topline and cost containment initiatives in our quest to improve margins.
- The Group will continue to seek selective growth in key regions with North Asia being our number one priority. The focus remains on growing our fee based income through management contracts with no or sliver equity.
- The Group remains committed to and will see to optimise its investment in human capital.

We would appreciate it if you would make the clarifications to the said report in your publication as soon as possible.

Thank you.

Sincerely,

RICHARD C HELFER
President & CEO, Raffles Holdings Ltd
Chairman & CEO, Raffles International Ltd

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Raffles HOLDINGS

Richard Helfer
President & Chief Executive Officer

2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882

Telephone: (65) 63398377
DID: (65) 64301102
Fax: (65) 63360708
rhelfer@raffles.com
www.raffles.com

February 13, 2003

Ms. Lilian Ang
Deputy News Editor
The Business Times
1000 Toa Payoh North
News Centre, Podium, 2nd Storey
Singapore 318994

Dear Ms Ang,

We refer to your article of February 13, 2003, "Good Year to Expand Chain of Hotels: Raffles". We note that you have attributed the source of the article to Bloomberg News, nevertheless we wish to make certain clarifications.

Since there was no interview to Bloomberg on acquisition or growth strategy of Raffles Holdings, we can only conclude the article followed after the presentation we gave to the media and analysts during the Group's recent results briefing.

1. The article stated that Raffles Holdings has S$191 million in cash reserves. I assume this number was derived from the cashflow statement in our MASNET announcement of cash and cash equivalent balance at the end of 2002 of S$101 million plus the purchase of short term investments of S$90 million. This is gross cash before debt and has never been presented as cash reserves for acquisition.

2. We have however stated that the Group will continue to leverage its strong balance sheet and selectively pursue growth opportunities in its core hotel business in targeted key international destinations.

3. In the article the following statement was attributed to Raffles Holdings: "That makes hotel owners more willing to sell, even after the value of their properties fell as much as 20 percent in the past two years". We wish to clarify that Raffles Holdings did not make such a statement.

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4. In the article the following statement was attributed to Raffles Holdings: "That makes hotel owners more willing to sell, even after the value of their properties fell as much as 20 percent in the past two years". We wish to clarify that Raffles Holdings did not make such a statement.

We wish to reiterate that at our presentation to analysts and media, our key messages were as follows:

- The Group's performance of operations in 2003 is expected to remain flat compared to 2002 which is in line with the global economic and industry outlook.
- The Group will continue to push topline and cost containment initiatives in our quest to improve margins.
- The Group will continue to seek selective growth in key regions with North Asia being our number one priority. The focus remains on growing our fee based income through management contracts with no or sliver equity.
- The Group remains committed to and will see to optimise its investment in human capital.

We would appreciate it if you would make the clarifications to the said report in your publication as soon as possible.

Thank you.

Sincerely,

RICHARD C HELFER
President & CEO, Raffles Holdings Ltd
Chairman & CEO, Raffles International Ltd

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Raffles HOLDINGS

Richard Helfer
President & Chief Executive Officer

2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882

Telephone: (65) 63398377
DID: (65) 64301102
Fax: (65) 63360708
rhelfer@raffles.com
www.raffles.com

February 13, 2003

Mr. Bruce Grant
Editor
Bloomberg News
23, Church Street,
12th Floor, Capital Square
Singapore 049481

Dear Sir,

We refer to your article of February 13, 2003, "Raffles CEO Says 2003 is a Good Year for Buying More Hotels" and wish to make certain clarifications.

Since there was no interview to Bloomberg on acquisition or growth strategy of Raffles Holdings, we can only conclude the article followed after the presentation we gave to the media and analysts during the Group's recent results briefing.

1. The article stated that Raffles Holdings has S$191 million in cash reserves. I assume this number was derived from the cashflow statement in our MASNET announcement of cash and cash equivalent balance at the end of 2002 of S$101 million plus the purchase of short term investments of S$90 million. This is gross cash before debt and has never been presented as cash reserves for acquisition.

2. We have however stated that the Group will continue to leverage its strong balance sheet and selectively pursue growth opportunities in its core hotel business in targeted key international destinations.

3. In the article the following statement was attributed to Raffles Holdings: "More properties may be available after hotel prices fell by a fifth in the past two years and the prospect of war and terrorism keeps travelers at home". We wish to clarify that Raffles Holdings did not make such a statement.

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We wish to reiterate that at our presentation to analysts and media, our key messages were as follows:

- The Group's performance of operations in 2003 is expected to remain flat compared to 2002 which is in line with the global economic and industry outlook.
- The Group will continue to push topline and cost containment initiatives in our quest to improve margins.
- The Group will continue to seek selective growth in key regions with North Asia being our number one priority. The focus remains on growing our fee based income through management contracts with no or sliver equity.
- The Group remains committed to and will see to optimise its investment in human capital.

We would appreciate it if you would make the clarifications to the said report in your publication as soon as possible.

Thank you.

Sincerely,

RICHARD C HELFER
President & CEO, Raffles Holdings Ltd
Chairman & CEO, Raffles International Ltd

82-4507

MASNET No. 51 OF 20.02.2003
Announcement No. 64

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "APPOINTMENT OF ALTERNATE DIRECTOR"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT Annc-Appt of alternate dir.p

Submitted by Jessica Lum, Assistant Company Secretary on 20/02/2003 to the SGX

82-4507

MASNET No. 31 OF 20.02.2003
Announcement No. 44

CAPITAMALL TRUST

APPOINTMENT OF ALTERNATE DIRECTOR

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") is pleased to announce that Mr Chay Wai Chuen has been appointed as an Alternate Director to Mr S. Chandra Das with effect from 20 February 2003.

The other Directors of the CMTML Board are as follows:

Mr Hsuan Owyang - Chairman

Mr Liew Mun Leong – Deputy Chairman

Mr Pua Seck Guan – CEO

Mr James Glen Service

Mr Hiew Yoon Khong

Mr Lui Chong Chee

Dr Steven Choo Kian Koon

Mr S. Chandra Das

Mr David Wong Chin Huat

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
20 February 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 20/02/2003 to the SGX

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

SHANGHAI BAI TING CONSULTANT CO., LTD – DORMANT COMPANY UNDER MEMBERS' VOLUNTARY LIQUIDATION

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, Shanghai Bai Ting Consultant Co., Ltd ("Bai Ting"), a company incorporated in the People's Republic of China, has been liquidated.

Bai Ting is a 56% owned subsidiary of CapitaLand with the remaining 44% owned by a party unrelated to CapitaLand Group.

The liquidation of Bai Ting is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the current financial year ending 31 December 2003.

By Order of the Board

Lim Mei Yi
Company Secretary
21 February 2003

S : sec/sgx annc/liquidation/shanghai bai ting.doc

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CapitaLand

03 MAR 14 AM 7:21

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

NOTIFICATION PURSUANT TO RULE 704(11) OF THE SGX LISTING MANUAL

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited (the "Company") confirms that there are no persons occupying managerial positions in the Company or in any of its principal subsidiaries who is a relative of a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board

Jessica Lum
Assistant Company Secretary

26 February 2003

82-4507

CapitaLand

For immediate release

NEWS RELEASE

Kee Teck Koon takes over as CEO for CapitaLand's Commercial and Financial business units

Singapore, 27 February 2003 – CapitaLand Limited announced today key management changes at CapitaLand's business units. With effect from 2 April 2003, Kee Teck Koon, Chief Executive Officer and Managing Director of The Ascott Group, will take over as the chief executive for the CapitaLand Commercial (CCL) and CapitaLand Financial (CFL) business units. Hiew Yoon Khong, the present CEO for the two strategic business units (SBUs), will be leaving the Company to pursue his family business.

CapitaLand Limited President and CEO, Liew Mun Leong said, "Yoon Khong has worked for the Group for about seven years since he joined Pidemco Land in 1996. We thank Yoon Khong for his excellent services at the Commercial and Financial business units and earlier as the Chief Financial Officer for the Company. He had approached me sometime last year to pursue an alternative career and I managed to persuade him to stay and help me with the launch of CapitaMall Trust. Not only did he successfully complete the first REIT IPO in Singapore, he also did a yeoman service of strengthening the CapitaMall Trust assets with the planned acquisition of IMM Building. He was a much valued player in the merger of Pidemco Land and DBS Land to form CapitaLand. In his position as Chief Financial Officer of CapitaLand, he sought out alternative sources of financing by tapping into the capital markets and created innovative products such as asset securitisation of residential projects. I had requested and he agreed to remain on the Board of CapitaLand Financial. I wish him all the best in his personal pursuits."

CapitaLand

With Kee Teck Koon's appointment, the two SBUs (CCL and CFL) will benefit from his track record in transforming The Ascott Group into one of the largest serviced residence companies in the world. In his previous positions, from 1996 to 1998, he was responsible for Pidemco Land's Singapore property investment strategy, portfolio allocation, business and investment evaluation and value chain coordination. He will be no stranger to his new role.

Said Liew, "Teck Koon will build upon the good work done by Yoon Khong and will continue with the twin strategic thrusts for the two SBUs to increase our fee-based income, and to enhance yields and maximise the potential of the assets which we own and manage. Teck Koon has successfully led the transformation of The Ascott Group from a 265-unit, under Pidemco, to a 13,500-unit serviced residence company operating in 37 cities and 15 countries. The company has been successfully turned around, recording three successive years of profitability, despite tough markets. Both the CapitaLand Commercial and CapitaLand Financial SBUs are part of the core profit drivers of CapitaLand. In this difficult macro environment, I am confident that Teck Koon will provide strong and focused leadership to his experienced and dedicated team."

Besides these changes, which take effect from 2 April 2003, CCL has augmented the management ranks with Soong Hee Sang designated as Deputy CEO (Asset Management), Pua Seck Guan as Deputy CEO (Real Estate Capital Management), and Wen Khai Meng as Deputy CEO (Real Estate Financial Products). Seck Guan's chief responsibility continues to be the CapitaMall Trust. Lawrence Yeo continues as the CFO for CapitaLand Commercial. At the Corporate office, Senior Vice President Lam Wei Siong will take over the portfolio of Risk Management from Wen Khai Meng.

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CapitaLand

Said Liew, "Today, CapitaLand is an international real estate and hospitality company operating globally in over 50 cities. It must develop its management and leadership bench strength both in depth and breadth to help grow such a large international enterprise. The management team and I are committed to the identification, development, and diversity of talents within the Group, and to ensure alignment of competencies and performance with our business strategies and goals."

About Kee Teck Koon

Kee Teck Koon has been the CEO and MD of The Ascott Group Limited since the mergers, in November 2000, of DBS Land and Pidemco Land to form CapitaLand Limited, and of The Ascott and Somerset Holdings to form The Ascott Group. Prior to the mergers, Kee was the Executive Vice President of Pidemco Land and Chief Executive Officer of Somerset Holdings Limited. During his stint at Pidemco, he played a key role in the company's property investment strategy, portfolio allocation, business and investment evaluation and value-chain coordination for its activities in Singapore. From 1993 to 1996, Kee was the Group Corporate Director of L&M Group, the largest Singapore engineering and construction company then, with projects and operations in 13 countries. Prior to this, Kee held key appointments as Director of Planning & Policy and Corporate Affairs at the National Science and Technology Board (NSTB), and as Director of Corporate Planning and Services for SISIR. He started his career with the Singapore Armed Forces and the Ministry of Defence from 1982 to 1991. Besides Honours and Masters degrees in Engineering Science from Oxford University, UK, in 1979 and 1986 respectively, he has also attended the Programme for Global Leadership at Harvard University. He was awarded the People's Scholarship in 1974 and Singapore Armed Forces Overseas Scholarship in 1976.

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CapitaLand

About CapitaLand Commercial

CCL is the largest manager of office and retail space in Singapore with interests in the gateway cities of London, Shanghai, Hong Kong, Japan and Kuala Lumpur. Its vision is to move beyond building mere concrete structures to create living, vibrant and integrated communities where people love to work, shop and entertain.

In Singapore, CCL manages seven prime retail properties: Plaza Singapura and Scotts Shopping Centre along the prime Orchard Road/Scotts Road shopping belt; Junction 8 and Tampines Mall located in densely populated suburban centre; Liang Court, popular with the Japanese community; Clarke Quay, Singapore's first festival village by the Singapore River; as well as specialist mall Funan The IT Mall.

CCL is the commercial property business unit of CapitaLand, one of the largest listed real estate companies in Asia.

About CapitaLand Financial

CFL was set up to capitalise on its real estate capabilities to exploit opportunities between real estate and the capital market, investing and transforming real estate into quality financial products with the aim of increasing fee-based income for the Group. CFL works closely with CCL and other business units to identify attractive and stable assets for injection into new property funds to meet the different risk-return profiles of investors. It will continue to pursue sector specific and regional funds targeting local and international investors.

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CapitaLand

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financials, are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Issued by: CapitaLand Limited
Date: 27 February 2003

Media Contact
Basskaran Nair
Communications
Tel: +65 6823 3554

Analysts Contact

George Tanasijevich
Equity Markets
Tel: +65 6823 3535

82-4507

CAPITALAND LIMITED

Announcement Of Appointment Of Chief Executive Officer of CapitaLand Commercial Limited and CapitaLand Financial Limited - subsidiaries of CapitaLand Limited

Date of appointment:	2 April 2003
Name:	Kee Teck Koon
Age:	46
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	The position is executive in nature. Chief Executive Officer, CapitaLand Commercial Limited and CapitaLand Financial Limited
Working experience and occupation(s) during the past 10 years:	<u>6 November 2000 to current</u> Chief Executive Officer and Managing Director, The Ascott Group Limited <u>17 June 1996 to 6 November 2000</u> Executive Vice President, *Pidemco Land Limited* Chief Executive Officer, Somerset Holdings Limited <u>1993 to 1996</u> Group Corporate Director, L&M Group Investments Ltd

Other directorships

Past (for the last five years)

Areca Investment Pte Ltd
Azurite Land Pte Ltd
BCH Hotel Investment Pte Ltd
BCH Office Investment Pte Ltd
BCH Retail Investment Pte Ltd
Bugis City Holdings Pte Ltd
Canary Riverside Development Pte Ltd
Canary Riverside Estate Pte Ltd
Canary Riverside Holdings Pte Ltd
Canary Riverside Hotel Pte Ltd
Canary Riverside Investments Pte Ltd
Canary Riverside Properties Pte Ltd
Capital Tower Pte Ltd
CapitaLand Commercial (Japan) Pte Ltd
CapitaLand Fund Investment Pte Ltd
CapitaLand Fund Management Limited
CapitaLand Selegie Private Limited
CapitaLand SMA Pte Ltd
CapitaLand Raffles Investment Pte Ltd
CapitaLand-Raffles Properties Pte Ltd
Capitol Square Pte Ltd
Clearwater Condominium Pte Ltd
Cuppage Centre Pte Ltd
Cuppage Terrace Pte Ltd
Cuppage Terrace (1999) Pte Ltd
ECORE Research Pte Ltd
FITM Limited
George Street Pte Ltd
Golden Square Pte Ltd
I.P. Real Estate Asset Management (Asia) Pte Ltd
Jurong West Land Pte Ltd
KAIC Pte Ltd

Magnetite Pte Ltd
Murray Terrace Pte Ltd
Orchard Point Pte Ltd
Orchard Point (1999) Limited
Orthoclase Pte Ltd
Piatra Pte Ltd
Pidemco Realty Pte Ltd
Pidemco Development Pte Ltd
PMCL Pte Ltd
PREMAS International Limited
RC Hotels (Pte) Ltd
Rochor Square Pte Ltd
Rutile Pte Ltd
SGN Investment Pte Ltd
Sims Park Pte Ltd
Somerset International Holdings Pte Ltd
Somerset International Management Pte Ltd
Somerset Retail Holdings Pte Ltd
Somerset (UK) Pte Ltd
Suten Investment & Development Pte Ltd
Temasek Tower Limited
Tincel Properties (Private) Limited
The Ascott Holdings Limited
Ubi Development Pte Ltd
Ventura Development (Myanmar) Pte Ltd
Victoria City Pte Ltd
Woodsvale Land Pte Ltd
Yangon Investment Pte Ltd
Zircon Land Private Limited

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Present

Amanah Scotts Properties (KL) Sdn Bhd
Amanah Scotts Sdn Bhd
Greencliff (Surry Hills) Pty Ltd
Net2Room.com Pte Ltd
PT Ciputra Liang Court
Somerset Residential Properties Pte Ltd
Stanhope Gardens Pte Ltd
Stanhope Investments Pte Ltd
Stanhope Properties Pte Ltd
The Ascott E-Investments Pte Ltd
The Ascott Group Limited
The Ascott Holdings Limited
The Ascott Hospitality Holdings Pte Ltd
The Ascott International Investments Pte Ltd
Westfield Holdings Pte Ltd

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

<u>Declaration by a Director, Executive Officer or Controlling Shareholder</u>
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
○ Yes ● No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**

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1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
○ Yes ● No

Submitted by Jessica Lum, Assistant Company Secretary on 27/02/2003 to the SGX

MASNET No. 35 OF 27.02.2003
Announcement No. 35

THE ASCOTT GROUP LIMITED

(1) APPOINTMENT AND RESIGNATION OF MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER
(2) APPOINTMENT OF MR. CAMERON ONG AS DEPUTY CHIEF EXECUTIVE OFFICER (OPERATIONS)

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the following changes to the Board of Directors which will take effect from 2 April 2003 :-

1) Mr. Kee Teck Koon will relinquish his post as Managing Director and Chief Executive Officer of the Company. Mr. Kee will remain as a Director of the Company.

2) Mr. Eugene Paul Lai Chin Look will be appointed as a Director of the Company, and will assume the post of Managing Director and Chief Executive Officer.

With the above changes, the Company's Board of Directors will be reconstituted as from 2 April 2003, comprising the following members :-

1) Mr. Lim Chin Beng, Chairman
2) Mr. Liew Mun Leong, Deputy Chairman
3) Mr. Eugene Paul Lai Chin Look, Managing Director/Chief Executive Officer
4) Mr. S Chandra Das
5) Mr. Goh Hup Jin
6) Mr. Richard E Hale
7) Mr. Kee Teck Koon
8) Mr. Lim Jit Poh
9) Mr. David H Schaefer
10) Mr. Makoto Shioda
11) Mr. Wong Chin Huat, David
12) Mr. Lui Chong Chee (Alternate director to Mr. Liew Mun Leong)

The Board of Directors also wishes to announce the appointment of Mr. Cameron Ong, Chief Operating Officer, as Deputy Chief Executive Officer (Operations) with effect from 2 April 2003.

Following the above changes, the Company's Executive Management Committee will also be reconstituted as from 2 April 2003, comprising the following members :-

1) Mr. Eugene Paul Lai Chin Look, Managing Director/Chief Executive Officer
2) Mr. Cameron Ong Ah Luan, Deputy Chief Executive Officer (Operations)
3) Mr. Stanley Ling, Chief Financial Officer
4) Mr. Benett Theseira, Chief Corporate & Investment Officer

By order of the Board
Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
27 February 2003

Submitted by Keong Wen Hui, Asst. Company Secretary on 27/02/2003 to the SGX

MASNET No. 41 OF 27.02.2003
Announcement No. 41

THE ASCOTT GROUP LIMITED

Announcement Of Appointment Of Managing Director and Chief Executive Officer

Date of appointment:	02/04/2003
Name:	Eugene Paul Lai Chin Look
Age:	39
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Yes
Working experience and occupation(s) during the past 10 years:	2001 - Present : Managing Director, The Carlyle Group 2000 - 2001: Managing Director, Salomon Smith Barney 1997 - 2000 : Head of Corporate Finance, SEA, Schroders 1994 - 1997 : Partner, David Chong & Co 1987 - 1994 : Attorney, Coudert Brothers

Other directorships

Past (for the last five years)

Airwave Communications Pte Ltd
Salomon Smith Barney International Merchant Bankers Limited
Schroder (Malaysia) Holdings Sdn Bhd
Schroders Malaysia (L) Berhad
Fast Foods.Net Pte Ltd

Present

Raffles Holdings Limited

Shareholding in the listed issuer and its subsidiaries: None

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries: None

Conflict of interest: None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

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5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**
No

Submitted by Keong Wen Hui, Asst. Company Secretary on 27/02/2003 to the SGX

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
Nº 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

February 27, 2003
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

NEWS RELEASE

Eugene Lai Takes Over From Kee Teck Koon As CEO Of The Ascott Group

Singapore, February 27, 2003 – The Ascott Group announced today that with effect from April 2, 2003, Mr Kee Teck Koon, its chief executive officer and managing director, will relinquish his post as Ascott's CEO and MD. Mr Eugene Lai, a managing director of The Carlyle Group and a director of Raffles Holdings Limited, will be Ascott's new CEO and MD.

The Carlyle Group is one of the world's largest private equity firms, headquartered in Washington, DC. Mr Kee will assume the post of chief executive officer for CapitaLand Commercial and CapitaLand Financial, while continuing to remain on the board of The Ascott Group. Mr Cameron Ong, Ascott's chief operating officer, will move up to be deputy CEO (Operations).

Ascott's chairman, Mr Lim Chin Beng, said: "Despite the challenging global economic environment, Teck Koon has led The Ascott Group to three successive years of profitability.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

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"Together with his team, he has transformed The Ascott Group from a 265-unit serviced residence division under Pidemco Land (now part of CapitaLand Limited), to a 13,500-unit serviced residence company operating in 37 cities in 15 countries. Ascott is today a leading international serviced residence company.

"Teck Koon's most recent accomplishment is the acquisition of a 50 per cent interest in Citadines, a pan-European serviced residence chain. I am delighted that we have found a worthy successor in Eugene Lai to consolidate and build on the gains made over the years by Teck Koon."

Mr Eugene Lai, currently a board member of Raffles Holdings Limited, has an impressive track record as an investment banker, advising on numerous mergers and acquisitions, and capital raising transactions. He has held various senior positions at Schroders and Salomon Smith Barney.

At Schroders, he was head of Corporate Finance, Southeast Asia; deputy group CEO, Singapore; and a member of the four-person Asia-Pacific Investment Banking Executive Committee that was responsible for Schroders' investment banking business in Asia.

Ascott's deputy chairman, Mr Liew Mun Leong, said: "I have known Eugene for some years now as he was closely involved in an advisory capacity for the mergers of both Pidemco Land and DBS Land to form CapitaLand Limited, and of The Ascott Limited and Somerset Holdings Limited to form The Ascott Group.

"Eugene is familiar with the global real estate and hospitality business. I am pleased he has come on board at an opportune time to provide leadership to The Ascott Group. With the global footprint nicely carved out by Teck Koon, I am confident Eugene will consolidate the gains and take Ascott to the next stages of growth and profitability."

ABOUT MR EUGENE LAI

Mr Eugene Lai is currently a managing director of The Carlyle Group, one of the world's largest private equity firms, headquartered in Washington, DC. He is one of four partners in the Asian Buy-out business.

Prior to this, from 1997 to 2001, Mr Lai held several senior positions at Schroders and Salomon Smith Barney. At Schroders, he was the head of Corporate Finance (Southeast Asia), deputy group CEO (Singapore office), and member of a four-person Asia-Pacific Investment Banking Executive Committee (which was responsible for Schroders' investment banking business in Asia). At Salomon Smith Barney, he was a managing director in the Asia-Pacific Investment Banking Division. In these positions, Mr Lai advised on numerous mergers and acquisitions and capital raising transactions.

Before investment banking, Mr Lai who is legally trained, was with the legal firms Coudert Brothers and David Chong & Company. At Coudert Brothers, an international law firm headquartered in New York, he worked as an attorney in its New York and Singapore offices. He was a partner at David Chong & Company, a regional law firm with main offices in Singapore and Malaysia. As a lawyer, Mr Lai specialised primarily in corporate and financial matters.

Mr Lai graduated from The London School of Economics and Political Science, London University, with a Bachelor's degree in law (first class honours and top of his class). He obtained his Master's degree in Law from Harvard University. He is qualified as a lawyer in New York, England and Wales, Singapore and Malaysia.

ABOUT THE ASCOTT GROUP

The Ascott Group is an international serviced residence company, owning / managing over 8,400 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the UK.

These include prime properties in gateway cities and business centres such as Singapore, London, Beijing, Shanghai, Tokyo, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

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On completion of its acquisition of a 50 per cent stake in Citadines, a pan-European serviced residence chain, by end March, Ascott's portfolio will be expanded to 13,500 units spanning 37 cities.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The group's luxury 'The Ascott' brand projects an elegant lifestyle appealing to top executives. The 'Somerset' brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

For reservations on Ascott properties, call Central Reservations at (65) 6272-7272 or visit the group's website at www.the-ascott.com

---

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : February 27, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- end -

82-4507

CapitaLand

03 MAR 14 AM 7:21

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

DIVESTMENT OF STAKE IN PREMIER HEALTH CORPORATION (M) SDN BHD

On 10 September 2002, the Board of Directors of CapitaLand Limited ("CapitaLand") announced (the "10 September 2002 Announcement") that its indirect wholly-owned subsidiary, Premier Health Corporation International Pte Ltd ("PHCI") had signed a Sale and Purchase Agreement with HMI Balestier Hospital Pte Ltd ("HMI BH") to dispose of its entire 65% stake ("Divestment") in Premier Health Corporation (M) Sdn Bhd ("PHCM") for RM12,000,000 (approximately $5,660,000).

It was stated in the 10 September 2002 Announcement that the Divestment was conditional upon, amongst other things, the approval of the relevant authorities in Malaysia and that the parties had up till 3 months from the date of signing to satisfy all the conditions of the Divestment and that completion would take place within or upon the expiration of 4 months thereafter.

The Board wishes to further announce that PHCI has on 28 February 2003 entered into a Supplemental Deed with HMI BH and Health Management International Limited ("HMI") to the Sale and Purchase Agreement to, amongst other things,

1. fix the completion date for 9 June 2003; and

2. substitute HMI, the parent company of HMI BH and a party unrelated to the CapitaLand Group, as the purchaser in place of HMI BH.

The Divestment is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Divestment.

A copy of the announcement issued today by HMI on this transaction is attached for information.

By Order of the Board

Jessica Lum
Assistant Company Secretary
28 February 2003

s:ses/sgx annc/divestmt-sale/PHCM-28Feb03.doc

MASNET No. 118 OF 28.02.2003
Announcement No. 118

HEALTH MANAGEMENT INTERNATIONAL LTD (COMPANY NO. 199805241E)

ACQUISITION OF A 65% EQUITY INTEREST IN PREMIER HEALTH CORPORATION (M) SDN BHD

1. Further to the announcements made by Health Management International Ltd ("HMI" or the "Company") on 10 September 2002, 13 September 2002, 5 November 2002, 8 January 2003 and 4 February 2003, the Board of Directors of the Company wishes to announce that the Company, its wholly-owned subsidiary, HMI Balestier Hospital Pte Ltd ("HMIBH") and Premier Health Corporation International Pte Ltd ("PHCI") have on 28 February 2003 entered into a supplemental deed ("SD") to vary the sale and purchase agreement dated 9 September 2002 ("SPA") entered into between HMIBH as purchaser and PHCI as vendor in respect of the acquisition of a 65% equity interest in Premier Health Corporation (M) Sdn Bhd ("PHCM") (the "Acquisition").

2. Pursuant to the SD, the parties have agreed, *inter alia*, as follows:

(a) the SPA will be novated by HMIBH in favour of HMI;

(b) the completion date for the Acquisition will be 9 June 2003 (the "Completion Date");

(c) the completion of the Acquisition is subject, *inter* alia, to the following conditions precedent: (i) the receipt of the Malaysian Foreign Investment Committee ("FIC")'s approval, (ii) the approval of Bank Negara Malaysia for the transfer of the 65% equity interest in PHCM from PHCI to HMI, and (iii) the approval of the shareholders of the Company and HMIBH (if necessary). The parties have to fulfill the conditions precedent on or before the Completion Date.

(d) the balance purchase consideration of RM10.8 million will be satisfied on the Completion Date;

(e) PHCI has agreed to release the Company from the obligation to deliver a bank guarantee to PHCI, as previously required under the terms of the SPA, in consideration of the Company agreeing to pay a non-refundable sum of RM162,000 to PHCI on the execution of the SD;

(f) in the event that completion of the Acquisition is deferred due to the inability of the Company to complete the Acquisition on the Completion Date, HMI will pay interest at the rate of 6.8% on, respectively, the sum of RM1.2 million from 10 February 2003 and, the sum of RM10.8 million from 10 April 2003, to the date when completion of the Acquisition finally takes place or the date when the SPA is terminated due to the inability of the Company to complete. Any claim for such interest will be without prejudice to any other rights or remedies PHCI may have against the Company; and

82-4507

(g) in the event that completion of the Acquisition does not take place due to any reason whatsoever, the Company will pay an amount equivalent to the aggregate of the extension fee paid by Regency Medical Centre (Seri Alam) Sdn. Bhd. ("RMCSA"), a subsidiary of PHCI, for the extension of the facilities granted to it by Bumiputra Commerce Bank Berhad ("BCB") up to RM63,000 and the commitment fees, if any, paid by RMCSA to BCB in relation thereto.

3. The Acquisition is not expected to have any significant impact on the net tangible assets and loss per share of the Company and its subsidiaries (the "Group") in the short term. However, the Acquisition is expected to contribute positively to the income of the Group in the long term.

4. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Acquisition.

BY ORDER OF THE BOARD
Dr Gan See Khem
Chairman / Managing Director
28 February 2003

Submitted by Dr Gan See Khem, Chairman / Managing Director on 28/02/2003 to the SGX

82-4507

MASNET No. 108 OF 28.02.2003
Announcement No. 108

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "CHANGE OF COMPANY SECRETARY"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Change of Co. Sec..PD

Submitted by Jessica Lum, Assistant Company Secretary on 28/02/2003 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

CHANGE OF COMPANY SECRETARY

The Board of Directors of the Company wishes to announce the following changes with effect from 28 February 2003 :-

1) Resignation of Ms. Chia Lee Meng as Company Secretary; and

2) Appointment of Ms. Shan Tjio as Company Secretary.

By order of the Board
Keong Wen Hui
Asst. Company Secretary
28 February 2003